Tidal ETF Trust II

898 North Broadway, Suite 2

Massapequa, New York 11758

October 5, 2022

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust II (the “Trust”)

Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Second Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 29, 2022, with respect to the Second Amendment and the Trust’s proposed five new series, YieldMax ARKK Option Income ETF, YieldMax KWEB Option Income ETF, YieldMax GDX Option Income ETF, YieldMax XBI Option Income ETF, and YieldMax TLT Option Income ETF (each, an “ETF Target Fund” and collectively, the “ETF Target Funds”).

In addition, the Staff concurrently provided comments with respect to Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) The Trust is also filing herewith responses with respect to the comments received to the Amendment and the Trust’s proposed ten new series, YieldMax AAPL Option Income ETF, YieldMax AMZN Option Income ETF, YieldMax BRK.B Option Income ETF, YieldMax COIN Option Income ETF, YieldMax META Option Income ETF, YieldMax GOOG Option Income ETF, YieldMax NFLX Option Income ETF, YieldMax NVDA Option Income ETF, YieldMax SQ Option Income ETF, and YieldMax TSLA Option Income ETF (each a “Fund” and collectively the “Funds”).

This letter is substantially similar to the response letter filed with respect to the Amendment.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	The following comments relate to the initial Fund in the Amendment, but generally apply to all of the Funds in the Amendment. In the Fund’s Principal Investment Strategies section, it is stated that “The Fund seeks to deliver participation in the price returns” of the common stock of the underlying corporation. Please clarify the reference to “price returns” to indicate the applicable period (e.g., daily, monthly, quarterly).

Response: The Trust acknowledges the Staff’s comment regarding the general applicability to all Funds in the Amendment. Each prospectus in the Amendment has been revised in accordance with the Staff’s comment. Please see attached as Exhibit A a revised draft of the prospectus for the YieldMax AAPL Option Income ETF, which is intended to reflect revised disclosures for each of the Funds.

2.	With respect to the Fund’s investment objective, it is noted that the “Fund seeks to participate in the price returns of the common stock” of the underlying corporation. Please clarify how the Fund will seek to participate in such returns. More plainly, please clearly describe what the Fund seeks to do.

Response: The Fund’s prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

3.	Please provide a completed fee table prior to effectiveness.

Response: The Trust notes that a completed fee table is shown in Exhibit A. The fee table will be the same for the other Funds contained in the post-effective amendment.

4.	With respect to the Fund’s Principal Investment Strategies:

a.	As noted above, clarify the reference to “price returns” to indicate the applicable period (e.g., daily, monthly, quarterly).

Response: The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

b.	To the extent the reference corporation has a history of paying dividends, please disclose that the Fund’s returns will not reflect the payment of such dividends, and the income generated by the Fund’s options strategy may be less than that generated by a direct investment in the reference corporation because of such dividends.

Response: The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

c.	In an appropriate location, please consider adding suitably related disclosure explaining what the product is, what the product was designed to do, why was it designed, and the purposes investors should use it for.

Response: The prospectus for each Fund will be revised in response to the Staff’s comment, an example of which is attached as Exhibit A. With these revisions, the Funds believe that sufficient disclosure relating to the design and purpose of the Funds has been addressed.

d.	Please explain supplementally how the Fund’s intended strategy and disclosures are and will be consistent with both Rule 140 and the Morgan Stanley letter from May 1996.

Response: With respect to Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”), no underlying issuer should be considered a co-registrant of a Fund under Rule 140. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . . to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 applies only to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.1 A Fund will not invest over 45% of its assets in the securities of the underlying issuer. Each Fund is investing in options that reference a particular issuer, not directly in the securities of such issuer. As indicated in Exhibit A, a portion of each Fund’s assets will be used to invest in a options contracts that reference the underlying issuer, and the remaining net assets of the Fund will be invested in U.S. Treasury securities. Each Fund’s investments will be below the 45% threshold previously detailed by the Staff. In addition, no Fund will purchase any securities directly from the underlying issuer and therefore will not participate in a distribution of underlying issuer shares.

Regarding the Morgan Stanley & Co., Inc. No-Action Letter (May 21, 1996) (the “MS Letter”), the Trust has reviewed the MS Letter as it applies to reference underlying securities issuer (“Reference Asset Securities”) and believes that it should apply to the Funds. The MS Letter provides conditions to determine whether complete financial and non-financial information regarding Reference Asset Securities is required to be disclosed.2

Specifically, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of securities investing in Reference Asset Securities where there is sufficient market interest and publicly available information regarding the issuer of the Underlying Securities.” The MS Letter then concluded that sufficient market interest and publicly available information exists where the Reference Asset Securities: (1) has a class of equity securities registered under Section 12 of the Exchange Act of 1934, as amended (the “1934 Act”); and (2) is either (i) eligible to use Form S-3 or F-3 under the Securities Act of 1933, as amended (the “1933 Act”) for a primary offering of non-investment grade securities or (ii) meets the listing criteria that an issuer of the Reference Asset Securities would have to meet if the issuer of securities investing in the Reference Asset Securities was to be listed on a national securities exchange as equity linked securities.

In this regard, if sufficient market interest and publicly available information is deemed to be available for the Reference Asset Securities, the MS Letter provides that the issuer may include abbreviated disclosure about the issuer of the Reference Asset Securities primarily by referencing disclosure that is separately available in its registration statement under the 1933 Act and periodic reports under the 1934 Act. As set forth in the MS Letter, abbreviated disclosure should include at least: (1) a brief discussion of the business of the issuer of the underlying securities; (2) disclosure about the availability of information with respect to the issuer of the Reference Asset Securities; and (3) certain information concerning the market price of the Reference Asset Securities.

An investor’s return on any Fund’s securities depends principally on the market performance of the reference asset of that Fund’s options contracts.3 The Trust acknowledges that full and fair disclosure about each underlying issuer is material to an investor in such Fund. However, the Trust believes that there is sufficient market interest and publicly information regarding each of the underlying issuers, consistent with the MS Letter, such that financial and non-financial information regarding any specific underlying issuer should not be required in the Registration Statement. Specifically, each underlying issuer is registered under Section 12 of the 1934 Act and are eligible to file on registration statements on Form S-3. Accordingly, pursuant to the parameters enumerated in the MS Letter, there is deemed to be sufficient market interest and publicly available information and each Fund may include abbreviated disclosure in its Registration Statement as it relates to its specific underlying issuer. Each Fund believes that disclosure regarding the underlying reference asset beyond the information that is required of the MS Letter is unnecessary as there is sufficient market interest and publicly available information regarding each underlying issuer for investors to evaluate the character of the Fund’s securities properly and fully. The Funds note that this approach is identical with that of other investment companies that are now in the market that seek exposures to common shares of a single issuer.4

1          See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

2          In the MS Letter, the Division of Corporate Finance provided that “complete financial statement and non-financial statement disclosures regarding the issuer of Underlying Securities is material to investors at the time of both the initial sale of the Exchangeable securities and on a continuous basis thereafter . . . . Since an investor’s return on Exchangeable Securities depends materially on the market performance of the Underlying Securities, holders of the Exchangeable Securities should be provided with full and fair disclosure about the issuer of the Underlying Securities.”

3          The Funds note that the securities in the MS Letter were both optional or mandatory and could be settled for the specific equity security or the cash value thereof. In this regard, the Funds do not believe that such securities are materially different in character than the Funds’ options contracts.

4          See Investment Managers Series Trust II Post-Effective Amendment No. 333 (File No. 333-191476) (July 11, 2022); Innovator ETFs Trust Post-Effective Amendment No. 827 (File No 333-146827) (July 15, 2022); Precidian ETFs Trust Post-Effective Amendment No. 49 (File No. 333-171987) (June 14, 2017); Direxion Shares ETF Trust Post-Effective Amendment No. 356 (File No. 333-150525) (July 25, 2022); and GraniteShares ETF Trust Post-Effective Amendment No. 33 (File No. 333-214796) (July 28, 2022).

e.	To the extent that the Fund’s participation in the reference corporation’s price returns is only partial, please clarify throughout the extent of the Fund’s participation.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

f.	As noted above, at the beginning of the Fund’s principal investment strategies section, disclose clearly what the Fund seeks to do.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

g.	Please consider including graphic breakdown of Fund’s portfolio showing the amounts or ranges that will typically be allocated to Treasuries, calls, and puts.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

h.	Please state explicitly that the Fund will not invest in the reference corporation directly.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

i.	Please reconcile the Fund’s 80% statement (i.e., “Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, invested in option contracts that provide exposure to” the reference corporation) with the 25% RIC test (e.g., the Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter).

Response: Each Fund’s 80% statement has been revised as set forth below:

“Under normal circumstances, the Fund invests in U.S. government securities, money market funds and financial instruments that provide exposure to [underlying stock] equal to at least 80% of the Fund’s net assets (including borrowings for investment purposes).”

j.	Remove the “general” option contracts disclosure and replace it with a description of the specific types of options the Fund will use to implement the strategy. Describe how the options work, how you will use them, and the types of exposures you will receive as a result. The revised disclosure should explain the strategy and its limits in clear, concise, and understandable language. In this respect, you should explain that the Fund “will not fully participate in gains experienced by” the reference corporation, and why not. To the extent that the Fund creates asymmetric risks (e.g., limited upside vs. downside), those risks should be clearly explained in amplified disclosure.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

k.	Please explain how the Fund will gain exposure to the price increase in the reference corporation through “the decrease in the price of sold put options as the expiration date for these options approaches.”

Response: Each Fund’s investment strategy has been revised to remove this statement, as reflected in Exhibit A.

l.	If the purpose of the Fund is simply to have exposure to gains/losses in the reference corporation, please explain why an investor should not just invest in the stock directly? If the goal is to use options to gain leverage to multiply gains and losses, please clarify. As noted above, please clarify what the Fund is intending to do.

Response: The Funds do not obtain leverage or seek to provide a daily investment multiple. Conversely, each Fund implement a synthetic “covered call” strategy wherein the Fund seek price return exposure of the referenced underlying common stock while systematically generating income through the sale of call option contracts, which limits, to an extent, the upside return potential. The description of each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

m.	Further please clarify throughout the nature of the Fund’s leverage strategy.

Response: As stated above, the Funds do not utilize leverage or seek a daily investment multiple.

5.	With respect to the Fund’s synthetic covered call strategy:

a.	Please clearly explain why it is called a “covered call” strategy. Currently, it is unclear how the Fund’s portfolio is covered, and what the implications are as to the Fund’s return profile and the relationship to the purchased calls.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

b.	Please clarify what percentage of the Fund’s assets will be allocated to the covered call strategy, and how much purchase calls will typically be offset.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

c.	Please explain and discuss roll costs in connection with the strategy, and the impact it may have on Fund returns.

Response: The Trust does not believe that the Funds’ options portfolio roll costs will have a material impact on the Funds’ returns. However, in light of the Staff’s comment the Funds have revised the “Derivatives Risk – Options Contracts” risk factor to discuss the possible impact of roll costs, as reflected in Exhibit A.

d.	The disclosure is too technical. Please generally revise the disclosure so a retail investor may understand the Fund’s goal and how it is achieving that goal. For example, please add an explanation of the term “notional” using Plain English principles.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

e.	The disclosure mentions the “the then-current value of” of the reference corporation. Please explain what happens to the Fund if the value of the reference corporation’s stock goes down. In addition, the disclosure mentions the potential price appreciation of the reference corporation’s stock. Please disclose that positive returns are not guaranteed.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

f.	It is noted that the “sale of call option contracts will offset losses experienced by [the reference corporation” over the Call Period only to the extent of premiums received from such sold call option contracts.” If there is a potential for significant downside, add disclosure to the strategy description.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

6.	Please clarify the scope of descriptions of the Fund’s investment strategies, particularly as they relate to potential increases and decreases in value. For example, with respect to the synthetic covered call strategy, if the equity securities of the reference corporation decrease in value, does the corresponding decrease in value relate to the overall Fund? Or just to the portion of the Fund’s portfolio subject to the synthetic covered call strategy?

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

7.	As noted above, disclose percentage of the Fund’s portfolio invested in Treasuries and cash. In addition, disclose the purpose of these investments.

Response: Each Fund’s investment strategy has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

8.	Is the Fund actively managed? Will the Fund’s portfolio be adjusted in in relation to equity securities of the reference corporation? Explain supplementally to SEC Staff and disclose as appropriate.

Response: Each Fund is actively managed, and the principal investment strategies disclosures have been revised to explicitly disclose this fact, as reflected in Exhibit A. Each Fund’s portfolio will be adjusted as described in the revised principal investment strategies disclosures shown in Exhibit A.

9.	Please disclose additional information about each underlying issuer and its related risks or explain why such information is not material to an investor in the Fund. This information might include:

a.	the exchange on which it is listed;
b.	its market cap as of its most recent 10-K;
c.	the historical volatility of its shares (along with an explanation of what it means & why relevant);
d.	its current dividend amount;
e.	a brief discussion of the factors that have historically impacted its share price;
f.	tailored disclosure of the material risks facing its business that may impact its share price.

Investors in your Fund are being asked to take on a non-diversified investment risk to a particular issuer with its own specific set of opportunities and risks. Those opportunities and risks materially impact the fund's return profile. As such, we believe your disclosure about the underlying issuer should be enhanced and tailored to each underlying company.

Response: The Trust respectfully asserts disclosure included in the prospectus currently is consistent with Rule 140, the MS Letter, and the disclosure contained in registration statements of other single-stock ETFs recently reviewed by the Staff currently in the marketplace (see response 4(d) herein).

10.	With respect to the Fund’s principal risks, please consider noting that the value of the Fund reflects a single issuer, which differs from that of a traditional pooled investment, which diversifies risk.

Response: Additional risk disclosure has been added to each Fund’s principal risks under “Single Issuer Risk,” as reflected in Exhibit A, which notes that the value of the Fund reflects a single issuer, which differs from that of a traditional pooled investment, which diversifies risk.

11.	We note that the investment strategy states that the options contracts will reference the reference corporation. Consider making the options risk disclosure stronger and by noting that the value of the Fund’s investments is based on the value of equity securities of the reference corporation.

Response: The Funds have revised the “Derivatives Risk – Options Contracts” disclosure as requested, as reflected in Exhibit A.

12.	On page 4, in “AAPL Risk,” the disclosure states “The Fund invests in option contracts that reference AAPL. This subjects the Fund to certain of the risks of owning shares of AAPL [emphasis added].” Please rephrase this as the Fund does not own AAPL shares. Also, consider amplifying disclosure about the implications of non-ownership - i.e., you'll be exposed to its economic fortunes without any ability to influence management via voting etc.

Response: The Funds have revised the risk disclosure as requested, as reflected in “AAPL Risk” in Exhibit A.

13.	With respect to the indirect investment risk disclosure, eliminate the two sentences that precede the last sentence, and amplify the last statement.

Response: The Funds have revised the risk disclosure as requested, as reflected in “AAPL Risk – Indirect Investment in AAPL Risk” in Exhibit A.

14.	With respect to the risks associated with options (e.g., liquidity, counterparty risk) - are they greater because the Fund’s investment corresponds to a single security? Revise the risk disclosure to reflect increased risk due to the nature of the Fund.

Response: The Funds have revised the “Liquidity Risk” and “Counterparty Risk” disclosure as requested, as reflected in Exhibit A.

15.	For counterparty risk, tell us supplementally the types of option contracts that the Fund intends to use to implement its strategy. Further, explain who the counterparties are, and discuss the liquidity profile of each contract type. If there is a risk that a counterparty may step away from buying or selling options contracts to you – explain the impact on your ability to implement the strategy. In addition, at the end of the counterparty risk disclosure, there is a reference to not being able to “achieve its leveraged investment objective” or that the Fund “may decide to change its leveraged investment objective.” Please clarify throughout the registration statement the leveraged nature of the Funds’ strategy.

Response: The Funds have revised the “Counterparty Risk” disclosure to reflect that each Fund’s options investments are expected to be exchange traded options cleared with the Options Clearing Corporation. The Funds do not utilize leverage and the reference disclosure regarding leverage has been removed.

16.	We note that the risks include upside participation risk, but not downside participation risk. If appropriate, add such disclosure.

Response: Based on the Staff’s comment, the “Upside Participation Risk” has been revised as a “Price Participation Risk,” as set forth in Exhibit A, which addresses risks relating to both upside and downside participation.

17.	Regarding the disclosure in Cash Redemption Risk on page 7, please also disclose that costs associated with cash redemptions could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Funds have revised the “ETF Risks – Cash Redemption Risk” disclosure as requested, as reflected in Exhibit A.

18.	For Trading ETF Risks, please indicate if this risk is more profound because based on liquidity of a single corporate issuer.

Response: The Funds have revised the “ETF Risks – Trading” disclosure as requested, as reflected in Exhibit A.

19.	For Money Market Instrument Risk, please consider noting that money market funds may lose money through fees.

Response: The Funds have revised the “Money Market Instrument Risk” disclosure as requested, as reflected in Exhibit A.

20.	If not previously disclosed, please disclose any risks associated with the Fund’s dependance on a single corporate issuer.

Response: Additional risk disclosure has been added to each Fund’s principal risks under “Single Issuer Risk”, as reflected in Exhibit A, that discloses risks associated with the Fund’s dependence on a single corporate issuer.

21.	In particular, with respect to the YieldMax COIN Option Income ETF, consider adding disclosure about Coinbase in terms of cryptocurrency.

Response: Additional risk disclosure has been added relating cryptocurrency for the YieldMax COIN Option Income ETF in the “Additional Information About the Funds” section, as follows:

Blockchain Related Company Risk. The performance of COIN, and consequently the Fund’s performance, is subject to the risks relating to companies engaged in blockchain related activities. The “blockchain” is a peer to peer, shared, digital ledger that facilitates the process of recording transactions and tracking assets. Cryptocurrencies are digital currencies that use blockchain technology to record and secure every transaction. Blockchain technology is new and its uses are in many cases untested or unclear. Blockchain related companies involved in cryptocurrencies may face volatile rates of adoption and face intense competition and potentially rapid product obsolescence. These companies may also have significant exposure to fluctuations in the spot prices of digital assets, particularly to the extent that demand for a service may increase as the spot price of digital assets increase. Many blockchain companies currently operate under less regulatory scrutiny than traditional financial services companies and banks, but there is significant risk that regulatory oversight could increase in the future. Higher levels of regulation could increase costs and adversely impact the current business models of some blockchain related companies and could even result in the outright prohibition of certain business activities. Any further restrictions imposed by governments on crypto-currency related activities may adversely impact blockchain companies. In contrast, a higher level of certainty relating to governmental regulation could serve to enhance the performance of certain blockchain-related companies. In addition, many blockchain companies store sensitive consumer information and could be the target of cybersecurity attacks and other types of theft, which could have a negative impact on these companies. Access to a given blockchain may require a specific cryptographic key (in effect a string of characters granting unique access to initiate transactions related to specific digital assets) or set of keys, the theft, loss, or destruction of which, either by accident or as a result of the efforts of a third-party, could irrevocably impair a claim to the digital assets stored on that blockchain.

22.	Please make corresponding changes to the Item 9 disclosures to reflect the foregoing comments.

Response: The disclosure in response to Item 9 will be amended similar to changes set forth above and in Exhibit A.

23.	With respect to the risk disclosures specific to the corresponding underlying securities, consider the appropriateness of retaining the word “indirectly.”

Response: The Funds have revised the risk disclosure as appropriate.

24.	Please disclose the applicable reporting period in which the discussion of the Board’s approval of the Funds’ Investment Advisory Agreement will appear.

Response: The reporting period in which the discussion of the Board’s approval of the Funds’ Investment Advisory Agreement will be included, as reflected in Exhibit A.

Statement of Additional Information

25.	Please explain how the Fund will comply with the leverage requirements of rule 18f-4. Please explain what the Fund’s designated reference portfolio will be, and why it was determined to be an appropriate reference portfolio for a Fund focused on a single corporate issuer.

Response: Each Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Trust’s Board as the derivatives risk manager. The program will identify and provide an assessment of each Fund’s derivatives usage and risks as they pertain to each Fund’s usage of options and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on each Fund’s derivatives exposure; (2) monitoring and assessment of each Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of each Fund’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Trust for analysis and monitoring by the Funds’ derivatives risk manager.

In accordance with the Staff’s comment, the Funds will provide under a separate cover for the Staff’s review prior to the effective date of the Registration Statement information regarding the derivatives risk manager’s determination regarding each Fund’s designated reference portfolio and Rule 18f-4 compliance.

26.	With respect to the Fund’s fundamental investment restriction regarding concentration, the Fund cannot ignore derivatives transactions. Please state specifically the industry (or groups of industry) of the reference corporation, and that the Fund will concentrate in such industry(ies).

Response: Each Fund has revised the fundamental investment restrictions as follows to indicate that the Fund will not:

Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries, except that the Fund will concentrate in the industry assigned to [the reference corporation]. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by securities of the U.S. government (including its agencies and instrumentalities), registered investment companies and tax-exempt securities of state or municipal governments and their political subdivisions, are not considered to be issued by members of any industry.

27.	With respect to the Fund’s fundamental investment restriction regarding concentration, there is a statement that “In determining its compliance with the fundamental investment restriction on concentration, the Funds will look through to the underlying holdings of any affiliated investment company.” Please revise the foregoing to remove the word “affiliated.”

Response: The referenced disclosure has been revised as requested.

28.	With respect to the Fund’s 80% policy, please revise it to reflect any corresponding revisions made the policy in the prospectus.

Response: Each Fund’s 80% policy will be revised as appropriate, as set forth above in response to item 4(i).

29.	Regarding the disclosure on pages 43-44, in Acceptance of Orders of Creation Units, given that the Fund’s strategy involves gaining market exposure to a single common stock, please supplementally address whether the Fund will be able to continue to issue and redeem creation units where there exists market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of the common stock. Has the Fund considered specific circumstances, including some that may not be extraordinary, that may require suspending creation or redemptions? Please disclose as applicable. Please also explain to us how the Fund will be able to create and redeem Fund shares and achieve its investment objective if trading in the underlying issuer has been halted.

Please also supplementally provide a description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not impact the Fund’s ability to create and redeem creation units. In addition, please provide a description of the considerations board of directors and investment adviser gave to the appropriateness of the Fund’s investment objective and strategy given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: In selecting the single stock issuer exposures for the Funds’ investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff. The Adviser reviewed liquidity and trading market data for each underlying issuer and related exchange traded options contracts. The Adviser believes that these underlying issuers, with historical track records of high trading volumes, has effectively supported the liquidity to implement each Fund’s investment strategy. The Adviser presented these attributes of the underlying issuers to the Trust’s Board for its consideration of each Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be made in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is permitted only to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. Each Funds will meet redemption requests at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Funds do not anticipate circumstances in which a Fund would be required to suspend creation orders. In this regard, each Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, each Fund expects to issue creation units at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying issuer were halted, the listing exchange and options exchange would simultaneously halt trading of the shares and options, respectively, of the associated Fund during this time period. As described above, notwithstanding a halt in trading of a Fund and related options due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Trust and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, a Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in a Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 5 years (or, their history of trading, if less than 5 years). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying issuers are all large-cap, well known issuers. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time period. Based on this history, the Adviser expects that each Fund will be able to execute its options strategy to achieve its respective desired investment outcomes.

In recognition of the risks presented by the above, each Fund discloses a “ETF Risk – Trading” risk factor in its prospectus, as follows:

Trading. Although Shares are listed on a national securities exchange, such as the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Funds as they seek to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of a Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above a Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Underlying Issuer’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, a Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Trust expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. In addition, the Adviser will monitor market availability for options contracts from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Adviser will monitor each underlying issuer’s market availability and confirm that the desired options contracts are available. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

30.	In connection with the discussion of the Fund’s financial statements, please include a footnote to the Fund’s schedule of investments or financial statement explaining where the investor can view the underlying corporation’s financial statements.

Response: Pursuant to the Staff’s comment, each Fund will include the below reference to the availability of the underlying issuers financial statements in the Fund’s “Financial Highlights” section:

“Information provided to or filed with the SEC by [the underlying issuer] pursuant to the Exchange Act, including the financial statements of [the underlying issuer] in its Form 10-K, can be located by reference to the SEC file number [SEC File no.] through the SEC’s website at www.sec.gov.”

Amendment Two Comments.

1.	For the Amendment 2 registration statement, please revise, as applicable, the prospectus and SAI to reflect each of the foregoing comments to the Amendment. In particular, describe the types of options contracts the Funds will use. Describe if the options are exchange traded, bespoke, both? Further, please make clear the reason to invest in the ETF Target Fund, rather than in each of the underlying ETFs directly. Please disclose and explain to us if the options used by the Fund are traded in a liquid market. Please also disclose if the options are traded on an exchange with a central clearing party.

Response: The Second Amendment has been revised to reflect each of the foregoing comments, as applicable. Please see attached as Exhibit B a revised draft of the prospectus for the YieldMax KWEB Option Income ETF, which is intended to reflect revised disclosures for each of the ETF Target Funds.

2.	With respect to the discussion of underlying ETFs, as the ETF Target Fund’s returns are dependent on the returns of the underlying fund, please provide more information about the underlying fund in the prospectus, rather than simply referencing the SEC disclosure. For example, describe the types of securities the underlying fund invests in, its strategy, and the specific risks of investment in that fund. With respect to ARKK in particular, explain the term “disruptive innovation.”

Response: The Second Amendment has been revised as requested, as applicable, as set forth in Exhibit B.

3.	For the description of options contracts, rather than note that the options will “reference” the underlying ETF, consider stating that the options are “based on the value” of the underlying ETF.

Response: The Second Amendment has been revised as requested, as set forth in Exhibit B.

4.	Please consider whether the statement that “Certain option contracts on an ETF may not qualify as Section 1256 contracts under Section 1256 of the Internal Revenue Code of 1986, as amended” reflects a principal risk to investors based on the option types the Fund will use. If so, please include it as a separate risk disclosure and update tax risk disclosure accordingly.

Response: The Trust considered whether the possibility that certain options may be exempt from Section 1256 would be a principal risk of any Fund. The Trust believes that options held by each Fund may be “non-equity options” subject to Section 1256 mark to market rules. To the extent that an option is an equity option that is exempt from Section 1256, the result would likely be beneficial to investors, in that the gains or losses on the option would not be marked to market annually but would only result in gains or losses when actually settled.  Therefore, Trust determined that the possibility that an option held by a Fund is exempt from Section 1256 would not be a risk to Fund investors.

5.	With respect to the disclosure of risks of investing in an ETF, include the concept of compounding fees (to the extent relevant).

Response: As the ETF Target Funds do not directly invest in the underlying ETFs, shareholders in the ETF Target Funds would not pay compounding fees. Therefore, the Funds do not believe this disclosure is relevant.

6.	With respect to KWEB only:

a.	There are references to investable publicly traded “China-based companies.” Please clarify what the foregoing phrase means.

b.	Considering recent geo-political tensions, risk disclosures should be tailored for this Fund (e.g., liquidity, valuation, arbitrage mechanism, creation/redemption process/ derivatives rule issues). Please add more focus on China technology companies, including any data privacy that would be particularly important in connection with this Fund.

c.	To the extent that disclosure is from the underlying Fund’s prospectus, please consider using language (based on the original language) that is tailored to the risks of investing in this Fund.

d.	Please bolster Recent Market Event Risk with risks particular to China. Note, this comment seeking more generic risk disclosure than referenced in Comment 6.b above.

Response: (a) China-based companies are companies that: (i) are incorporated in mainland China; (ii) have their headquarters in mainland China; or (iii) derive at least 50% of their revenue from goods produced or sold, or services performed, in mainland China. This disclosure will be included in the Second Amendment, as set forth in Exhibit B.

(b) The Second Amendment has been revised as requested to include this additional risk specific for KWEB, as set forth in Exhibit B.

(c) To the extent applicable, the Second Amendment has been revised as requested, as set forth in Exhibit B.

(d) The Recent Market Event Risk has been revised as requested with risks particular to China, as set forth in Exhibit B.

7.	With respect to GDX only, revise the Recent Market Event Risk disclosure so that it is tailored to the ETF Target Fund, which may include geo-political risks related to gold and silver mining.

Response: The GDX Recent Market Event Risk disclosure has been revised as set forth below:

Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors including the impact of COVID-19 as a global pandemic, which has resulted in a public health crisis, disruptions to business operations and supply chains, stress on the global healthcare system, growth concerns in the U.S. and overseas, staffing shortages and the inability to meet consumer demand, and widespread concern and uncertainty. The global recovery from COVID-19 is proceeding at slower than expected rates due to the emergence of variant strains and may last for an extended period of time. Continuing uncertainties regarding interest rates, rising inflation, political events, rising government debt in the U.S. and trade tensions also contribute to market volatility. Changes in international monetary policies or economic or political conditions, including war, can affect the supply gold, and consequently the value of mining company investments. In this regard, as a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility, including volatility in the gold mining sector, and may continue to do so. The war between Ukraine and Russia and the sanctions imposed on certain Russian individuals and companies may continue to have a significant adverse effect on the production and price of gold, as Russia is one of the world’s largest producers of gold.

8.	With respect to TLT only:

a.	Please disclose how this ETF Target Fund’s strategies work with investment in a bond ETF, the goal of which is not appreciation, but income.

b.	The Fund’s risk disclosure references “expectations for future growth and profits.” Is this relevant for a fund that invests in government bonds? Please tailor the risk disclosures specifically for this Fund.

c.	With respect to the last sentence of the Interest Rate Risk disclosure, given that we are in a period of rising interest rates and inflation, please revise to address rising rates first. If the 20-year bond presents duration-related risks that impact the Fund, explain what duration risk is, why the fund is exposed to it, and what its potential impact would be on a rising rate environment. If rising inflation presents an indirect risk to the fund, add risk disclosure describing its impact on fund returns.

Response: (a) YieldMax TLT Option Income ETF's strategies operate in the same manner as each of the other ETF Target Funds registered in the Second Amendment. The YieldMax TLT Option Income ETF purchases and sells exchange traded options to create a synthetic long position in the underlying ETF (TLT) and then uses a covered call strategy to generate income. Similar to the other ETF Target Funds, the YieldMax TLT Option Income ETF's would not benefit from any distributions from the underlying ETF (i.e. the dividend yield of the underling ETF based upon income received from a treasuries portfolio) but would have exposure to the underlying ETF’s price performance. The Fund seeks to generate income from its covered call strategy which may or may not be greater than the underlying ETF’s distributions, in exchange for forgoing a portion of the upside price performance of the underlying ETF. The YieldMax TLT Option Income ETF will include additional language in the Principal Investment Strategy section of its Prospectus Summary section, as follows:

Please note that, because the Fund does not directly invest in TLT, the Fund is not entitled to, and will not make any distributions based upon, dividends paid by TLT. Instead, the Fund will, pursuant to its investment strategy, seek to receive options premiums based upon TLT as a source of distribution payments to Fund shareholders. Such options premiums will not be sufficient provide investment results that are superior to a Fund shareholder’s direct investments in TLT during all market scenarios or time periods.

(b) Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The value of TLT will fluctuate over time based on fluctuations in the values of the securities held by TLT, which may be affected by changes in general economic conditions, expectations for future growth, interest rates and the supply and demand for those securities.

(c) Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Interest Rate Risk. The Fund is exposed indirectly to investments selected by TLT’s investment adviser which are sensitive to interest rates, which subjects the Fund to the risks associated with such investments. In general, the market price for TLT experiences a negative correlation to changes in interest rates. An historically low interest rate environment has ended, leading to rising interest rates and heightened risks associated with rising interest rates. Further increases in interest rates will generally cause the value of securities held by TLT, and therefore the Fund, to decline, may lead to heightened volatility in the fixed-income markets and may adversely affect the liquidity of certain fixed-income investments, including those held by TLT, and therefore the Fund. Conversely, in falling interest rate environments, to the extent TLT appreciates in value, the Fund may not experience the same increase in value due to the sold call options. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, result in heightened market volatility and detract from the Fund’s performance to the extent TLT, and therefore the Fund, is exposed to such interest rates. Additionally, under certain market conditions in which interest rates are low and the market prices for portfolio securities have increased, TLT may have a very low or even negative yield. A low or negative yield would cause TLT, and therefore the Fund, to lose money in certain conditions and over certain time periods.

9.	In the Item 9 disclosures, please clarify whether particular risks apply to the underlying ETFs or the Funds, or both. With respect to ARKK in particular, to avoid any confusion, state that this Fund will not invest in cryptocurrency (if that seems appropriate).

Response: The Second Amendment has been revised as requested to update the disclosures pursuant to Item 9 to clarify if the risk is applicable to the underlying ETF, the Funds or both. With respect to ARKK, the Second Amendment will be revised to state that ARKK does not invest in cryptocurrency, as follows:

The YieldMax ARKK Option Income ETF will not directly invest in bitcoin or any other cryptocurrency.

10.	With respect to the Fund’s ability to engage in temporary defensive strategies, please disclose how the implementation of the temporary defensive strategy would impact the Fund’s strategy?

Response: The Second Amendment has been revised to remove the section entitled “Temporary Defensive Strategies” as each Fund will seek to employ its investment strategy as it relates to the Underlying ETF regardless of adverse market, economic, or other conditions.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

YieldMax AAPL Option Income ETF - FUND SUMMARY

Investment Objective

The Fund seeks current income while maintaining the opportunity for exposure to the share price of the common stock of Apple Inc. (“AAPL”), subject to a limit on potential investment gains.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in total annual fund operating expenses or in the expense example above, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks current income while maintaining the opportunity for exposure to the share price (i.e., the price returns) of the common stock of Apple Inc. (“AAPL”), subject to a limit on potential investment gains. Under normal circumstances, the Fund invests in U.S. government securities, money market funds and financial instruments that provide exposure to AAPL equal to at least 80% of the Fund’s net assets (including borrowings for investment purposes).

The Fund’s investment adviser is Toroso Investments, LLC (“Toroso” or the “Adviser”) and the investment sub-adviser is ZEGA Financial, LLC (“ZEGA” or the “Sub-Adviser”).

The Fund’s Use of AAPL Option Contracts

The Fund will purchase and sell a combination of traditional exchange-traded and FLexible EXchange® (“FLEX”) call and put option contracts that are based on the value of the price returns of AAPL.

●	In general, an option contract gives the purchaser of the option contract the right to purchase (for a call option) or sell (for a put option) the underlying asset (like shares of AAPL) at a specified price (the “strike price”).

●	The seller of an option contract obligates the holder to deliver shares (for a sold or “short” call) or buy shares (for a sold or “short” put) of the underlying asset at a specified price (the “strike price”).

●	Options contracts must be exercised or traded to close within a specified time frame, or they expire.

Traditional exchange-traded options include standardized terms. FLEX options are also exchange-traded, but they allow for customizable terms (e.g., the strike price can be negotiated). For more information on FLEX options, see “Additional Information about the Funds – Exchange Traded Options Portfolio.”

The Fund’s options contracts are based on the value of AAPL, which gives the Fund the right or obligation to receive or deliver shares of AAPL on the expiration date of the applicable option contract in exchange for the stated strike price, depending on whether the option contract is a call option or a put option, and whether the Fund purchases or sells the option contract.

An Investment in the Fund is not an investment in AAPL

●	The Fund does not invest directly in AAPL.

●	Fund shareholders are not entitled to any AAPL dividends.

●	The Fund’s strategy will cap its potential gains if AAPL shares increase in value.

●	The Fund’s strategy is subject to all potential losses if AAPL shares decrease in value, which may not be offset by income received by the Fund.

Additional information regarding AAPL is also set forth below.

Why invest in the Fund?

●	The Fund seeks to participate in a portion of the gains experienced by AAPL.

●	The Fund seeks to generate monthly income, which is not dependent on the price appreciation of AAPL.

That is, although the Fund may not fully participate in gains in AAPL’s stock price, the Fund’s portfolio is designed to generate income. To do so, the Sub-Adviser principally employs what is known as a synthetic covered call strategy.

Synthetic Covered Call Strategy

In seeking to achieve its investment objective, the Fund will implement a “synthetic covered call” strategy.

●	A traditional covered call strategy is an investment strategy where an investor (the Fund) sells a call option on an underlying security it owns.

●	A synthetic covered call strategy is similar to a traditional covered call strategy in that the investor sells a call option that is based on the value of the underlying security. However, in a synthetic covered call strategy, the investor (the Fund) does not own the underlying security, but rather seeks to synthetically replicate 100% of the price movements of the underlying security through the use of various investment instruments.

The Fund’s synthetic covered call strategy consists of the following three elements, each of which is described in greater detail farther below:

●	Synthetic long exposure to AAPL, which allows the Fund to seek to participate in the changes, up or down, in the price of AAPL’s stock.

●	Covered call writing (where AAPL call options are sold against the synthetic long portion of the strategy), which allows the Fund to generate income.

●	U.S. Treasuries, which are used for collateral for the options, and which also generate income.

1.	Synthetic Long Exposure

To achieve a synthetic long exposure to AAPL, the Fund will buy AAPL call options and, simultaneously, sell AAPL put options to try to replicate the price movements of AAPL. The call options purchased by the Fund and the put options sold by the Fund will generally have six-month to one-year terms and strike prices that are approximately equal to the then-current share price of AAPL at the time the contracts are purchased and sold, respectively. The combination of the long call options and sold put options provides the Fund with investment exposure equal to approximately 100% of AAPL for the duration of the applicable options exposure.

2.	Covered Call Writing

As part of its strategy, the Fund will write (sell) call option contracts on AAPL to generate income. Since the Fund does not directly own AAPL, these written call options will be sold short. The call options written (sold) by the Fund will generally have an expiration of one month or less (the “Call Period”) and a strike price that is approximately 5%-15% above the then-current AAPL share price at the time of such sales.

It is important to note that the sale of the AAPL call option contracts will limit the Fund’s participation in the appreciation in AAPL’s stock price. If the stock price of AAPL increases, the above-referenced synthetic long exposure alone would allow the Fund to experience similar percentage gains. However, if AAPL’s stock price appreciates beyond the strike price of one or more of the sold (short) call option contracts, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s synthetic long exposure. As a result, the Fund’s overall strategy (i.e., the combination of the synthetic long exposure to AAPL and the sold (short) AAPL call positions) will limit the Fund’s participation in gains in the AAPL stock price beyond a certain point.

3.	U.S. Treasuries

The Fund will hold short-term U.S. Treasury securities as collateral in connection with the Fund’s synthetic covered call strategy.

Fund’s Monthly Distributions

The Fund will seek to provide monthly income in the form of distributions. The Fund will seek to generate such income in the following ways:

●	Writing (selling) call option contracts on AAPL as described above. The income, in the form of option premiums received from such option sales, will be primarily influenced by the volatility of AAPL stock, although other factors, including interest rates, will also impact the level of income.

●	Investing in short-term U.S. Treasury securities. The income generated by these securities will be influenced by interest rates at the time of investment.

Fund’s Return Profile vs AAPL

For the reasons stated above, the Fund’s performance will differ from that of AAPL’s stock price. The performance differences will depend on, among other things, the price of AAPL, changes in the price of the AAPL options contracts the Fund has purchased and sold, and changes in the value of the U.S. Treasuries.

Fund Portfolio

The Fund’s principal holdings are described below:

YieldMax AAPL Option Income ETF – Principal Holdings
Portfolio Holdings (All options are based on the value of AAPL)	Investment Terms	Expected Target Maturity
Purchased call option contracts

“at-the-money” (i.e., the strike price is equal to the then-current share price of AAPL at the time of purchase) to provide exposure to positive price returns of AAPL.

If the stock of AAPL increases, these options will generate corresponding increases to the Fund.

6-month to one-year expiration dates
Sold put option contracts

“at-the-money” (i.e., the strike price is equal to the then-current share price of AAPL at the time of sale).

They are sold to help pay for the purchased call options described above.

However, they provide exposure to negative price returns of AAPL.

6-month to one-year expiration dates
Sold (short) call option contracts

“out-of-the-money” (i.e., the strike price is approximately 5%-15% more than the then-current share price of AAPL at the time of sale).

They generate current income. However, they also limit some potential positive returns that the Fund may have otherwise experienced.

1-month or less expiration dates
U.S Treasury Securities and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government.

These instruments are used as collateral for the Fund’s derivative investments.

They will also generate income.

6-month to 2-year maturities

The market value of the cash and treasuries held by the Fund are expected to be between 50% and 100% of the Fund’s net assets and the market value of the options package is expected to be between 0% and 50% of the Fund’s net assets. The combination of these investment instruments provides investment exposure to AAPL equal to at least 100% of the Fund’s total assets.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

There is no guarantee that the Fund’s investment strategy will be properly implemented, and an investor may lose some or all of its investment.

Apple Inc.

Apple Inc. designs, manufactures, and markets smartphones, personal computers, tablets, wearable and accessories, and sells a variety of related services.

Apple Inc. is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the SEC by Apple Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-36743 through the SEC’s website at www.sec.gov. In addition, information regarding Apple Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This document relates only to the securities offered hereby and does not relate to AAPL or other securities of Apple Inc. The Fund has derived all disclosures contained in this document regarding Apple Inc. from the publicly available documents. In connection with the offering of the securities, none of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple Inc. None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Apple Inc. is accurate or complete. Furthermore, the Fund cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of Apple Inc. (and therefore the price of Apple Inc. at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Apple Inc. could affect the value received with respect to the securities and therefore the value of the securities.

None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation to you as to the performance of AAPL.

THE FUND, TRUST, ADVISER, AND SUB-ADVISER ARE NOT AFFILIATED WITH APPLE INC.

Due to the Fund’s investment strategy, the Fund’s investment exposure is concentrated in the same industry as that assigned to AAPL. As of the date of the Prospectus, AAPL is assigned to the technology industry.

Principal Investment Risks

The principal risks of investing in the Fund are summarized below. As with any investment, there is a risk that you could lose all or a portion of your investment in the Fund. Some or all of these risks may adversely affect the Fund’s net asset value (“NAV”) per share, trading price, yield, total return, and/or ability to meet its objective. For more information about the risks of investing in the Fund, see the section in the Fund’s Prospectus titled “Additional Information About the Funds—Principal Risks of Investing in the Funds.”

An investment in the Fund entails risk. The Fund may not achieve its investment objective and there is a risk that you could lose all of your money invested in the Fund. The Fund is not a complete investment program. It is important that investors closely review all of the risks listed below and understand them before making an investment in the Fund.

AAPL Risk. The Fund invests in options contracts that are based on the value of AAPL. This subjects the Fund to certain of the same risks as if it owned shares of AAPL, even though it does not. By virtue of the Fund’s investments in options contracts that are based on the value of AAPL, the Fund may also be subject to the following risks:

Indirect Investment in AAPL Risk. Apple Inc. is not affiliated with the Trust, the Fund, the Adviser, the Sub-Adviser, or their respective affiliates and is not involved with this offering in any way and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Investors in the Fund will not have voting rights and will not be able to influence management of Apple Inc. but will be exposed to the performance of AAPL (the underlying stock). Investors in the Fund will not have rights to receive dividends or other distributions or any other rights with respect to the underlying stock but will be subject to declines in the performance of the underlying stock.

AAPL Trading Risk. The trading price of AAPL may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of AAPL may be traded by short sellers which may put pressure on the supply and demand for the common stock of Apple Inc., further influencing volatility in its market price. Public perception and other factors outside of the control of Apple Inc. may additionally impact AAPL’s stock price due to Apple Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation like this has been filed against Apple Inc. in the past. While Apple Inc. continues to defend such actions, any judgment against Apple Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Apple Inc.’s attention and resources. If AAPL trading is halted, trading in Shares of the Fund may be impacted, either temporarily or indefinitely.

Apple Inc. Performance Risk. Apple Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of AAPL to decline. Apple Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Apple Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Apple Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on its financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Apple Inc. could decline significantly.

Technology Industry Risk. The technology industry, including, in some instances, Apple Inc., is subject to intense media, political and regulatory scrutiny, which may expose Apple Inc. to increasing regulation, government investigations, legal actions and penalties.

From time to time, Apple Inc. has made changes to its App Store, including actions taken in response to competition, market and legal conditions. Apple Inc. may make further business changes in the future. New legislative initiatives, such as the proposed EU Digital Markets Act, could, if enacted, require further changes. These changes could include how and to what extent Apple Inc. charges developers for access to its platforms and manages distribution of apps outside of the App Store.

Apple Inc. is also currently subject to antitrust investigations in various jurisdictions around the world, which can result in legal proceedings and claims against Apple Inc. that could, individually or in the aggregate, have a materially adverse impact on Apple Inc.’s business, results of operations and financial condition. For example, Apple Inc. is the subject of investigations in Europe and other jurisdictions relating to App Store terms and conditions. If such investigations result in adverse findings against Apple Inc., it could be exposed to significant fines and may be required to make changes to its App Store business, all of which could materially adversely affect Apple Inc.’s business, results of operations and financial condition. Apple Inc. is also subject to litigation relating to the App Store, which has resulted in changes to Apple Inc.’s business practices, and may in the future result in further changes.

Further, Apple Inc. has commercial relationships with other companies in the technology industry that are or may become subject to investigations and litigation that, if resolved against those other companies, could adversely affect Apple Inc.’s commercial relationships with those business partners and materially adversely affect Apple Inc.’s business, results of operations and financial condition. For example, Apple Inc. earns revenue from licensing arrangements with other companies to offer their search services on Apple Inc.’s platforms and apps, and certain of these arrangements are currently subject to government investigations and legal proceedings.

There can be no assurance Apple Inc.’s business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations, litigation or changes to laws and regulations in the future. Changes to Apple Inc.’s business practices to comply with new laws and regulations or in connection with other legal proceedings could negatively impact the reputation of Apple Inc.’s products for privacy and security and otherwise adversely affect the experience for users of Apple Inc.’s products and services, and result in harm to Apple Inc.’s reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, and lost sales.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments or the Fund’s other portfolio holdings, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. When the Fund uses derivatives, there may be imperfect correlation between the value of AAPL and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the value of the options contracts in which it invests are substantially influenced by the value of AAPL. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. The options held by the Fund are exercisable at the strike price on their expiration date. As an option approaches its expiration date, its value typically increasingly moves with the value of the underlying instrument. However, prior to such date, the value of an option generally does not increase or decrease at the same rate at the underlying instrument. There may at times be an imperfect correlation between the movement in values options contracts and the underlying instrument, and there may at times not be a liquid secondary market for certain options contracts. The value of the options held by the Fund will be determined based on market quotations or other recognized pricing methods. Additionally, as the Fund intends to continuously maintain exposure to AAPL through the use of options contracts, as the options contracts it holds are exercised or expire it will enter into new options contracts, a practice referred to as “rolling.” If the expiring options contracts do not generate proceeds enough to cover the cost of entering into new options contracts, the Fund may experience losses.

Counterparty Risk. The Fund is subject to counterparty risk by virtue of its investments in options contracts. Transactions in some types of derivatives, including options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Price Participation Risk. The Fund employs an investment strategy that includes the sale of call option contracts, which limits the degree to which the Fund will participate in increases in value experienced by AAPL over the Call Period. This means that if AAPL experiences an increase in value above the strike price of the sold call options during a Call Period, the Fund will likely not experience that increase to the same extent and may significantly underperform AAPL over the Call Period. Additionally, because the Fund is limited in the degree to which it will participate in increases in value experienced by AAPL over each Call Period, but has full exposure to any decreases in value experienced by AAPL over the Call Period, the NAV of the Fund may decrease over any given time period. The Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of AAPL. The degree of participation in AAPL gains the Fund will experience will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into the sold call option contracts and will vary from Call Period to Call Period. The value of the options contracts is affected by changes in the value and dividend rates of AAPL, changes in interest rates, changes in the actual or perceived volatility of AAPL and the remaining time to the options' expiration, as well as trading conditions in the options market. As the price of AAPL changes and time moves towards the expiration of each Call Period, the value of the options contracts, and therefore the Fund’s NAV, will change. However, it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns of AAPL. The amount of time remaining until the options contract’s expiration date affects the impact of the potential options contract income on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of the AAPL will result in changes to the Fund’s NAV, the Fund generally anticipates that the rate of change in the Fund’s NAV will be different than that experienced by AAPL.

Distribution Risk. As part of the Fund’s investment objective, the Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. Additionally, the monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

NAV Erosion Risk Due to Distributions. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Call Writing Strategy Risk. The path dependency (i.e., the continued use) of the Fund’s call writing strategy will impact the extent that the Fund participates in the positive price returns of AAPL and, in turn, the Fund’s returns, both during the term of the sold call options and over longer time periods. If, for example, each month the Fund were to sell 7% out-of-the-money call options having a one-month term, the Fund’s participation in the positive price returns of AAPL will be capped at 7% in any given month. However, over a longer period (e.g., 5 months), the Fund should not be expected to participate fully in the first 35% (i.e., 5 months x 7%) of the positive price returns of AAPL, or the Fund may even lose money, even if the AAPL share price has appreciated by at least that much over such period, if during any month over that period AAPL had a return less than 7%. This example illustrates that both the Fund’s participation in the positive price returns of AAPL and its returns will depend not only on the price of AAPL but also on the path that AAPL takes over time.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the issuers of securities in which the Fund invests or the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, can also subject the Fund to many of the same risks associated with direct cyber security breaches. Although the Fund has established risk management systems designed to reduce the risks associated with cyber security, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

ETF Risks.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that are authorized to purchase and redeem Shares directly from the Fund (known as “Authorized Participants” or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services; or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Cash Redemption Risk. The Fund’s investment strategy may require it to redeem Shares for cash or to otherwise include cash as part of its redemption proceeds. For example, the Fund may not be able to redeem in-kind certain securities held by the Fund (e.g., derivative instruments). In such a case, the Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, the Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. By paying out higher annual capital gain distributions, investors may be subjected to increased capital gains taxes. Additionally, there may be brokerage costs or taxable gains or losses that may be imposed on the Fund in connection with a cash redemption that may not have occurred if the Fund had made a redemption in-kind. These costs could decrease the value of the Fund to the extent they are not offset by a transaction fee payable by an AP.

Costs of Buying or Selling Shares. Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s investment portfolio, the portfolio managers will apply investment techniques and risk analyses that may not produce the desired result. There can be no guarantee that the Fund will meet its investment objective.

Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although Shares are listed on a national securities exchange, such as [______] (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Fund as it seeks to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that reference a single stock, such as AAPL’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

High Portfolio Turnover Risk. The Fund may actively and frequently trade all or a significant portion of the Fund’s holdings. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions, if any, may decline.

Liquidity Risk. Some securities held by the Fund, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. This risk is greater for the Fund as it will hold options contracts on a single security, and not a broader range of options contracts. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. Certain market conditions or restrictions, such as market rules related to short sales, may prevent the Fund from limiting losses, realizing gains or achieving a high correlation with AAPL. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Fund.

Money Market Instrument Risk. The Fund may use a variety of money market instruments for cash management purposes, including money market funds, depositary accounts and repurchase agreements. Repurchase agreements are contracts in which a seller of securities agrees to buy the securities back at a specified time and price. Repurchase agreements may be subject to market and credit risk related to the collateral securing the repurchase agreement. Money market instruments, including money market funds, may lose money through fees or other means.

New Fund Risk. The Fund is a recently organized management investment company with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decisions.

Non-Diversification Risk. Because the Fund is “non-diversified,” it may invest a greater percentage of its assets in the securities of a single issuer or a smaller number of issuers than if it was a diversified fund. As a result, a decline in the value of an investment in a single issuer or a smaller number of issuers could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect the Fund’s ability to meet its investment objective. Although the Fund, Adviser, and Sub-Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors including the impact of COVID-19 as a global pandemic, which has resulted in a public health crisis, disruptions to business operations and supply chains, stress on the global healthcare system, growth concerns in the U.S. and overseas, staffing shortages and the inability to meet consumer demand, and widespread concern and uncertainty. The global recovery from COVID-19 is proceeding at slower than expected rates due to the emergence of variant strains and may last for an extended period of time. Continuing uncertainties regarding interest rates, rising inflation, political events, rising government debt in the U.S. and trade tensions also contribute to market volatility. As a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility and may continue to do so.

Single Issuer Risk. Issuer-specific attributes may cause an investment in the Fund to be more volatile than a traditional pooled investment which diversifies risk or the market generally. The value of the Fund, which focuses on an individual security (AAPL), may be more volatile than a traditional pooled investment or the market as a whole and may perform differently from the value of a traditional pooled investment or the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If the Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. To comply with the asset diversification test applicable to a RIC, the Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter. If the Fund’s investments in options were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If the Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

U.S. Government and U.S. Agency Obligations Risk. The Fund may invest in securities issued by the U.S. government or its agencies or instrumentalities. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.

Performance

Performance information for the Fund is not included because the Fund has not completed a full calendar year of operations as of the date of this Prospectus. When such information is included, this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance history from year to year and showing how the Fund’s average annual total returns compare with those of APPL and a broad measure of market performance. Although past performance of the Fund is no guarantee of how it will perform in the future, historical performance may give you some indication of the risks of investing in the Fund. Updated performance information will be available on the Fund’s website at [website].

Management

Investment Adviser: Toroso Investments, LLC serves as investment adviser to the Fund.

Investment Sub-Adviser. ZEGA Financial, LLC serves as the investment sub-adviser to the Fund.

Portfolio Managers:

The following individuals are jointly and primarily responsible for the day-to-day management of the Fund.

Mick Brokaw, Portfolio Manager for the Sub-Adviser, has been a portfolio manager of the Fund since its inception in 2022.

Jay Pestrichelli, Portfolio Manager for the Sub-Adviser, has been a portfolio manager of the Fund since its inception in 2022.

Qiao Duan, CFA, Portfolio Manager for Toroso, has been a portfolio manager of the Fund since its inception in 2022.

Charles A. Ragauss, CFA, Portfolio Manager for the Adviser, has been a portfolio manager of the Fund since its inception in 2022.

CFA® is a registered trademark owned by the CFA Institute.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only in large blocks known as “Creation Units,” which only Authorized Participants (Aps) (typically, broker-dealers) may purchase or redeem. The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities (the “Deposit Securities”) and/or a designated amount of U.S. cash.

Shares are listed on a national securities exchange, such as the Exchange, and individual Shares may only be bought and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (the “bid” price) and the lowest price a seller is willing to accept for Shares (the “ask” price) when buying or selling Shares in the secondary market. This difference in bid and ask prices is often referred to as the “bid-ask spread.”

When available, information regarding the Fund’s NAV, market price, how often Shares traded on the Exchange at a premium or discount, and bid-ask spreads can be found on the Fund’s website at [website].

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless an investment is in an individual retirement account (“IRA”) or other tax-advantaged account. Distributions on investments made through tax-deferred arrangements may be taxed later upon withdrawal of assets from those accounts.

Financial Intermediary Compensation

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank) (an “Intermediary”), the Adviser or its affiliates may pay Intermediaries for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange-traded products, including the Fund, or for other activities, such as marketing, educational training, or other initiatives related to the sale or promotion of Shares. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Any such arrangements do not result in increased Fund expenses. Ask your salesperson or visit the Intermediary’s website for more information.

ADDITIONAL INFORMATION ABOUT THE FUNDS

The Funds’ Investment Objectives

The YieldMax AAPL Option Income ETF (the “AAPL Fund”) seeks current income while maintaining the opportunity for exposure to the share price of the common stock of Apple Inc. (“AAPL”), subject to a limit on potential investment gains.

* * * * * * * * * * * * *

[Investment objectives for other Funds omitted in this Exhibit]

An investment objective is fundamental if it cannot be changed without the consent of the holders of a majority of the outstanding Shares. No Fund’s investment objective has been adopted as a fundamental investment policy and therefore each Fund’s investment objective may be changed without the consent of that Fund’s shareholders upon approval by the Board of Trustees (the “Board”) of Tidal ETF Trust II (the “Trust”) and written notice to shareholders.

Principal Investment Strategies

Under normal circumstances, each Fund will invest in U.S. government securities, money market funds, and financial instruments that provide exposure to that Fund’s corresponding enumerated Underlying Issuer equal to at least 80% of the Fund’s net assets (including borrowings for investment purposes).

Synthetic Exposure to Underlying Stock Price Returns

●	The Funds purchase call option contracts on the underlying stocks generally having six-month to one-year terms and strike prices equal to the then-current price of the underlying stocks at the time of the purchases to provide the Funds exposure to the upside price returns of the underlying stocks. As a buyer of call option contracts, each Fund pays a premium to the seller of the options contracts to obtain the right to participate in the price returns of the underlying stock beyond the strike price of the purchased call option contract at expiration (or earlier, if the Fund closes the option contract prior to expiration); and

●	The Funds simultaneously sells put option contracts on the underlying stock to help pay the premium of the purchased call option contracts on the underlying stocks described above. Each Fund sells put option contracts that also generally have six-month to one-year terms and strike prices equal to the then-current price of the underlying stock at the time of the sales to provide the Fund exposure to the downside price returns of the underlying stock. As a seller of a put option contract, each Fund receives a premium from the buyer of the option contract in exchange for the Fund’s obligation, if exercised, to purchase the underlying stock at the strike price if the buyer exercises the option contract.

●	The combination of the purchased call options and the sold put options provides each Fund with investment exposure equal to approximately 100% of underlying stock for the duration of the applicable options exposure.

Generating Monthly Income

●	Each Fund sells call option contracts that are based on the value of underlying stock to generate income via option premiums. On a monthly basis or more frequently, a Fund will sell call option contracts on the underlying stock with expiration dates of approximately one month or less in the future at strike prices that are approximately equal to 5%-15% above the then-current share price of the underlying stock. By doing so, a Fund gives up the potential to fully participate in the underlying stock gains, if any, beyond the strike price of the sold call options in exchange for income received in the form of call option premium. If the price of the underlying stock is less than the call option’s strike price at the expiration of the contract, the option contract will expire worthless and the Fund’s return on the sold call position will be the premium originally received for selling the option contract. If the price of the underlying stock is greater than the strike price at the expiration of the option contract, the Fund will forgo all of the returns that exceed the strike price of the option contract, and there will be a cost to “close out” the now in-the-money call options. The short call options are “closed out” (repurchased) prior to their expiration so that the Fund will not get assigned the, now, in-the-money call options. At times the call options may be “rolled” instead of simply closed. This is to say, new call options are simultaneously sold to open a new short call position, while the previously sold calls are repurchased to close out the original short call position.

●	The Funds purchase multiple series of U.S. Treasury securities to collateralize the options contracts they sell. The U.S. Treasury securities also provide monthly income.

Each Fund’s sale of call option contracts to generate income limits the degree to which the Fund will participate in increases in stock price of the underlying stock. This means that if the underlying stock experiences an increase in stock price, the Fund will likely not experience that increase to the same extent (i.e., there is no participation beyond the level of the strike price of the sold call option contracts) and may result in the Fund significantly underperforming the underlying stock. The degree of participation in the underlying stock gains will depend on the strike price of the short call option contracts and prevailing market conditions, especially market volatility, at the time the Fund sells the call option contracts. The potential for upside returns on the underlying stock will also depend on whether a Fund fully "covers” its potential upside price return exposure to the underlying stock by virtue of its sold call option contracts. If a Fund fully covers the upside price return exposure to the underlying stock, the Fund’s potential upside to the underlying stock’s price returns will be completely capped at the sold call options’ strike price, meaning the Fund may forgo all price returns experienced by the underlying stock beyond the strike price. If a Fund partially covers its potential upside return exposure with the sold call option, the Fund will have muted returns beyond the strike price of the sold call option to the extent that the underlying stock’s share price appreciates beyond the strike price.

The sale of call option contracts will offset losses experienced by an underlying stock only to the extent of premiums received from such sold call option contracts. The Funds expect to participate in all the underlying stock price return losses over the duration of the options contracts (e.g., if the underlying stock decreases in value by 5%, the Fund should be expected to decrease in value by approximately 5%, before Fund fees and expenses) beyond the income received from the sold call option contract premiums.

There is no guarantee that each Fund’s investment strategy will be properly implemented, and an investor may lose some or all of its investment.

Each Fund’s NAV is dependent on the value of the Fund’s options contracts, which are based principally upon the share price of the underlying stock, the volatility of the underlying stock, which influences short call prices, and the time remaining until the expiration date of the short call option contracts. Each Fund’s synthetic long exposure strategy will effectively allow that portion of the Fund’s assets to move in synch with the daily changes in the underlying stock’s stock price.

However, each Fund’s participation in the potential upside in the underlying stock returns is limited by virtue of its sold option contract positions. The degree to which a shareholder may benefit from the upside exposure to the underlying stock obtained by a Fund will depend on the time at which the investor purchases Shares of the Fund and the price movements of the underlying stock. At any given time, there may be limited upside potential. If the price of the underlying stock is near or has exceeded the strike price of a Fund’s sold call option contracts when an investor purchases Shares, such investor may have little to no upside potential remaining until the current short calls are replaced by a new set of short call, as well as remain vulnerable to significant downside risk, including the loss of their entire investment.

Each Fund will invest significantly in short-term (6-month to 2-year) U.S. Treasury securities as collateral in connection with the Fund’s synthetic covered call strategy. U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury and are backed by the full faith and credit of the United States government. The Funds’ investments in U.S. Treasury securities contribute to the monthly income sought by the Funds.

Exchange Traded Options Portfolio

The Funds will purchase and sell a combination of call and put exchange traded options contracts. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

FLEX options are customized options contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over-the-counter” (“OTC”) options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX options in which the Funds may invest are all European style options (options that are exercisable only on the expiration date). The FLEX options are listed on the Chicago Board Options Exchange.

The Funds will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the options held by the Funds are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Funds will use fair value pricing pursuant to the fair value procedures adopted by the Board.

Manager of Managers Structure

The Funds and the Adviser have received exemptive relief from the SEC permitting the Adviser (subject to certain conditions and the approval of the Board) to change or select new unaffiliated sub-advisers without obtaining shareholder approval. The relief also permits the Adviser to materially amend the terms of agreements with an unaffiliated sub-adviser (including an increase in the fee paid by the Adviser to the unaffiliated sub-adviser (and not paid by the Fund)) or to continue the employment of an unaffiliated sub-adviser after an event that would otherwise cause the automatic termination of services with Board approval, but without shareholder approval. Shareholders will be notified of any unaffiliated sub-adviser changes. The Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee a sub-adviser and recommend their hiring, termination and replacement.

Investments by Registered Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. However, registered investment companies are permitted to invest in other investment companies beyond the limits set forth in Section 12(d)(1) in recently adopted rules under the 1940 Act, subject to certain conditions. Each Fund may rely on Rule 12d1-4 of the 1940 Act, which provides an exemption from Section 12(d)(1) that allows the Fund to invest beyond the limits set forth in Section 12(d)(1) if the Fund satisfies certain conditions specified in Rule 12d1-4, including, among other conditions, that the Fund and its advisory group will not control (individually or in the aggregate) an acquired fund (e.g., hold more than 25% of the outstanding voting securities of an acquired fund that is a registered open-end management investment company).

Principal Risks of Investing in the Funds

There can be no assurance that the Funds will achieve their respective investment objective. The following information is in addition to, and should be read along with, the description of each Fund’s principal investment risks in the section titled “Fund Summary— Principal Investment Risks” above. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds. Each risk summarized below is considered a “principal risk” of investing in the Funds, regardless of the order in which it appears.

AAPL Risk. The AAPL Fund invests in options contracts that are based on the value of AAPL. This subjects the AAPL Fund to certain of the same risks as if it owned shares of AAPL, even though it does not. By virtue of the AAPL Fund’s investments in options contracts that are based on the value of AAPL, the AAPL Fund may also be subject to the following risks:

Indirect Investment in AAPL Risk. Apple Inc. is not affiliated with the Trust, the AAPL Fund, the Adviser, the Sub-Adviser, or their respective affiliates and is not involved with this offering in any way and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Investors in the AAPL Fund will not have voting rights and will not be able to influence management of the company but will be exposed to the performance of AAPLL (the underlying stock). Investors in the AAPL Fund will not have rights to receive dividends or other distributions or any other rights with respect to the underlying stock but will be subject to declines in the performance of the underlying stock.

AAPL Trading Risk. The trading price of AAPL may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of AAPL may be traded by short sellers which may put pressure on the supply and demand for the common stock of Apple Inc., further influencing volatility in its market price. Public perception and other factors outside of the control of Apple Inc. may additionally impact AAPL’s stock price due to Apple Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation has been filed against Apple Inc. in the past. While Apple Inc. continues to defend such actions, any judgment against Apple Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Apple Inc.’s attention and resources. If AAPL trading is halted, trading in Shares of the AAPL Fund may be impacted, either temporarily or indefinitely.

Apple Inc. Performance Risk. Apple Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of AAPL to decline. Apple Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Apple Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Apple Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on its financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Apple Inc. could decline significantly.

Technology Industry Risk. The technology industry, including, in some instances, Apple Inc., is subject to intense media, political and regulatory scrutiny, which may expose Apple Inc. to increasing regulation, government investigations, legal actions and penalties.

From time to time, Apple Inc. has made changes to its App Store, including actions taken in response to competition, market and legal conditions. Apple Inc. may make further business changes in the future. New legislative initiatives, such as the proposed EU Digital Markets Act, could, if enacted, require further changes. These changes could include how and to what extent Apple Inc. charges developers for access to its platforms and manages distribution of apps outside of the App Store.

Apple Inc. is also currently subject to antitrust investigations in various jurisdictions around the world, which can result in legal proceedings and claims against Apple Inc. that could, individually or in the aggregate, have a materially adverse impact on Apple Inc.’s business, results of operations and financial condition. For example, Apple Inc. is the subject of investigations in Europe and other jurisdictions relating to App Store terms and conditions. If such investigations result in adverse findings against Apple Inc., it could be exposed to significant fines and may be required to make changes to its App Store business, all of which could materially adversely affect Apple Inc.’s business, results of operations and financial condition. Apple Inc. is also subject to litigation relating to the App Store, which has resulted in changes to Apple Inc.’s business practices, and may in the future result in further changes.

Further, Apple Inc. has commercial relationships with other companies in the technology industry that are or may become subject to investigations and litigation that, if resolved against those other companies, could adversely affect Apple Inc.’s commercial relationships with those business partners and materially adversely affect Apple Inc.’s business, results of operations and financial condition. For example, Apple Inc. earns revenue from licensing arrangements with other companies to offer their search services on Apple Inc.’s platforms and apps, and certain of these arrangements are currently subject to government investigations and legal proceedings.

There can be no assurance Apple Inc.’s business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations, litigation or changes to laws and regulations in the future. Changes to Apple Inc.’s business practices to comply with new laws and regulations or in connection with other legal proceedings could negatively impact the reputation of Apple Inc.’s products for privacy and security and otherwise adversely affect the experience for users of Apple Inc.’s products and services, and result in harm to Apple Inc.’s reputation, loss of competitive advantage, poor market acceptance, reduced demand for products and services, and lost sales.

* * * * * * * * * * * * *

[Risk Factors for other Funds’ underlying issuers are omitted from this Exhibit]

Call Writing Strategy Risk. The path dependency (i.e., the continued use) of a Fund’s call writing strategy will impact the extent that a Fund participates in the positive price returns of the underlying stock and, in turn, the Fund’s returns, both during the term of the sold call options and over longer time periods. If, for example, each month the Fund were to sell 7% out-of-the-money call options having a one-month term, the Fund’s participation in the positive price returns of the underlying stock will be capped at 7% in any given month. However, over a longer period (e.g., 5 months), the Fund should not be expected to participate fully in the first 35% (i.e., 5 months x 7%) of the positive price returns of the underlying stock, or the Fund may even lose money, even if the underlying stock share price has appreciated by at least that much over such period, if during any month over that period the underlying stock had a return less than 7%. This example illustrates that both a Fund’s participation in the positive price returns of an underlying stock and its returns will depend not only on the price of the underlying stock but also on the path that such stock takes over time.

Derivatives Risk. The Funds’ derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets; the loss of principal, including the potential loss of amounts greater than the initial amount invested in the derivative instrument; the possible default of the other party to the transaction; and illiquidity of the derivative investments. Use of derivatives could also result in a loss if the counterparty to the transaction does not perform as promised, including because of such counterparty’s bankruptcy or insolvency. This risk may be greater during volatile market conditions. Other risks include the inability to close out a position because the trading market becomes illiquid (particularly in the OTC markets) or the availability of counterparties becomes limited for a period of time. In addition, the presence of speculators in a particular market could lead to price distortions.

Certain of the Funds’ transactions in derivatives could also affect the amount, timing, and character of distributions to shareholders, which may result in a Fund realizing more short-term capital gain and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions, which may adversely impact such Fund’s after-tax returns.

In addition, each Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For each of the Funds, the value of the options contracts in which the Fund invests are substantially influenced by the value of the applicable underlying stock. The Funds may experience substantial downside from specific option positions and certain option positions held by a Fund may expire worthless. The options held by the Funds are exercisable at the strike price on their expiration date. As an option approaches its expiration date, its value typically increasingly moves with the value of the underlying instrument. However, prior to such date, the value of an option generally does not increase or decrease at the same rate at the underlying instrument. There may at times be an imperfect correlation between the movement in values options contracts and the reference asset, and there may at times not be a liquid secondary market for certain options contracts. The value of the options held by the Funds will be determined based on market quotations or other recognized pricing methods. Additionally, as each Fund intends to continuously maintain exposure to the applicable underlying stock through the use of options contracts, as the options contracts it holds are exercised or expire it will enter into new options contracts, a practice referred to as “rolling.” If the expiring options contracts do not generate proceeds enough to cover the cost of entering into new options contracts, a Fund may experience losses.

Counterparty Risk. Each Fund is subject to counterparty risk by virtue of its investments in options contracts. Transactions in some types of derivatives, including options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, a Fund’s counterparty is a clearing house rather than a bank or broker. Since the Funds are not members of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Funds will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, a Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by a Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of a Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of a Fund might not be fully protected in the event of the clearing member’s bankruptcy, as a Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. Each Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Funds as they seek to hold options contracts on a single security, and not a broader range of options contracts, which may limited the number of clearing members that are willing to transact on the Funds’ behalf. If a clearing member defaults a Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If a Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Price Participation Risk. Each Fund employs an investment strategy that includes the sale of call option contracts, which limits the degree to which such Fund will participate in increases in value experienced by the applicable Underlying Issuer over the Call Period. This means that if the Underlying Issuer experiences an increase in value above the strike price of the sold call options during a Call Period, the applicable Fund will likely not experience that increase to the same extent and may significantly underperform such Underlying Issuer over the Call Period. Additionally, because each Fund is limited in the degree to which it will participate in increases in value experienced by the Underlying Issuer over each Call Period but has full exposure to any decreases in value experienced by the Underlying Issuer over the Call Period, the NAV of the Fund may decrease over any given time period. Each Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of the Underlying Issuer. The degree of participation in Underlying Issuer gains a Fund will experience will depend on prevailing market conditions, especially market volatility, at the time such Fund enters into the sold call option contracts and will vary from Call Period to Call Period. The value of the options contracts is affected by changes in the value and dividend rates of the Underlying Issuer, changes in interest rates, changes in the actual or perceived volatility of the Underlying Issuer and the remaining time to the options' expiration, as well as trading conditions in the options market. As the price of the Underlying Issuer changes and time moves towards the expiration of each Call Period, the value of the options contracts, and therefore a Fund’s NAV, will change. However, it is not expected for a Fund’s NAV to directly correlate on a day-to-day basis with the returns of the Underlying Issuer. The amount of time remaining until the option contract’s expiration date affects the impact of the potential options contract income on a Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of the Underlying Issuer will result in changes to a Fund’s NAV, the Funds generally anticipate that the rate of change in a Fund’s NAV will be different than that experienced by the Underlying Issuer.

Distribution Risk. As part of the Funds’ investment objectives, the Funds seek to provide current monthly income. There is no assurance that the Funds will make a distribution in any given month. If a Fund makes distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. Additionally, monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

NAV Erosion Risk Due to Distributions. If a Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions, if any, by a Fund may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Cyber Security Risk. The Funds are susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause a Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause a Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to a Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the issuers of securities in which a Fund invests or a Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, can also subject a Fund to many of the same risks associated with direct cyber security breaches. Although the Funds have established risk management systems designed to reduce the risks associated with cyber security, there is no guarantee that such efforts will succeed, especially because the Funds do not directly control the cyber security systems of issuers or third-party service providers.

ETF Risk.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Funds have a limited number of financial institutions that are authorized to purchase and redeem Shares directly from the Fund (known as “Authorized Participants” or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services; or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Cash Redemption Risk. Each Fund’s investment strategy may require it to redeem Shares for cash or to otherwise include cash as part of its redemption proceeds. For example, a Fund may not be able to redeem in-kind certain securities held by the Fund (e.g., derivative instruments). In such a case, a Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause a Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, a Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. By paying out higher annual capital gain distributions, investors may be subjected to increased capital gains taxes. Additionally, there may be brokerage costs or taxable gains or losses that may be imposed on a Fund in connection with a cash redemption that may not have occurred if the Fund had made a redemption in-kind. These costs could decrease the value of a Fund to the extent they are not offset by a transaction fee payable by an AP.

Costs of Buying or Selling Shares. Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s investment portfolio, the portfolio managers will apply investment techniques and risk analyses that may not produce the desired result. There can be no guarantee that the Fund will meet its investment objective.

Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although Shares are listed on a national securities exchange, such as the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Funds as they seek to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of a Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above a Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Underlying Issuers’ securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, a Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

High Portfolio Turnover Risk. The Funds may actively and frequently trade all or a significant portion of the securities in its portfolio. A high portfolio turnover rate increases transaction costs, which may increase a Fund’s expenses. Frequent trading may also cause adverse tax consequences for investors in the Funds due to an increase in short-term capital gains.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Funds and a Fund’s investments and could impact a Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to such Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions, if any, may decline.

Liquidity Risk. Some securities held by the Funds, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. This risk is greater to the Funds as they will hold options contracts on a single security, and not a broader range of options contracts. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If a Fund is forced to sell an illiquid security at an unfavorable time or price, such Fund may be adversely impacted. Certain market conditions or restrictions, such as market rules related to short sales, may prevent a Fund from limiting losses, realizing gains or achieving a high correlation with the applicable Underlying Issuer. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Funds.

Money Market Instrument Risk. The Funds may use a variety of money market instruments for cash management purposes, including money market funds, depositary accounts and repurchase agreements. Repurchase agreements are contracts in which a seller of securities agrees to buy the securities back at a specified time and price. Repurchase agreements may be subject to market and credit risk related to the collateral securing the repurchase agreement. Money market instruments, including money market funds, may lose money through fees or other means.

New Fund Risk. Each Fund is recently organized with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decisions. There can be no assurance that the Funds will grow to or maintain an economically viable size.

Non-Diversification Risk. Because each Fund is “non-diversified,” a Fund may invest a greater percentage of its assets in the securities of a single issuer or a smaller number of issuers than if it was a diversified fund. As a result, a decline in the value of an investment in a single issuer or a smaller number of issuers could cause a Fund’s overall value to decline to a greater degree than if such Fund held a more diversified portfolio. This may increase the Fund’s volatility and have a greater impact on such Fund’s performance.

Operational Risk. Each Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Funds’ service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Each Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect a Fund’s ability to meet its investment objective. Although the Funds and the Funds’ investment advisor seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors including the impact of COVID-19 as a global pandemic and related public health crisis, growth concerns in the U.S. and overseas, uncertainties regarding interest rates, rising inflation, trade tensions, and the threat of tariffs imposed by the U.S. and other countries. In particular, the global spread of COVID-19 has resulted in disruptions to business operations and supply chains, stress on the global healthcare system, growth concerns in the U.S. and overseas, staffing shortages and the inability to meet consumer demand, and widespread concern and uncertainty. The global recovery from COVID-19 is proceeding at slower than expected rates due to the emergence of variant strains and may last for an extended period of time. Health crises and related political, social and economic disruptions caused by the spread of COVID-19 may also exacerbate other pre-existing political, social and economic risks in certain countries. As a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility and may continue to do so. These developments, as well as other events, could result in further market volatility and negatively affect financial asset prices, the liquidity of certain securities and the normal operations of securities exchanges and other markets, despite government efforts to address market disruptions. As a result, the risk environment remains elevated. The Adviser will monitor developments and seek to manage the Funds in a manner consistent with achieving each Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

Significant market volatility and market downturns may limit the Funds’ ability to sell securities and obtain long exposure to securities, and a Funds’ sales and long exposures may exacerbate the market volatility and downturn. Under such circumstances, a Fund may have difficulty achieving its investment objective for one or more trading days, which may adversely impact a Fund’s returns on those days and periods inclusive of those days. Alternatively, a Fund may incur higher costs in order to achieve its investment objective and may be forced to purchase and sell securities (including other ETFs’ shares) at market prices that do not represent their fair value (including in the case of an ETF, its NAV) or at times that result in differences between the price such Fund receives for the security and the market closing price of the security. Under those circumstances, a Fund’s ability to track the applicable Underlying Issuer is likely to be adversely affected, the market price of Shares may reflect a greater premium or discount to NAV and bid-ask spreads in Shares may widen, resulting in increased transaction costs for secondary market purchasers and sellers.

Single Issuer Risk. Issuer-specific attributes may cause an investment in a Fund to be more volatile than a traditional pooled investment which diversifies risk or the market generally. The value of the Fund, which focuses an individual security (the underlying stock), may be more volatile than a traditional pooled investment or the market as a whole and may perform differently from the value of a traditional pooled investment or the market as a whole.

Tax Risk. The Funds intend to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, each Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If a Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. To comply with the asset diversification test applicable to a RIC, each Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter. If a Fund’s investments in options were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If a Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

U.S. Government and U.S. Agency Obligations Risk. The Funds may invest in securities issued by the U.S. government or its agencies or instrumentalities. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.

PORTFOLIO HOLDINGS

Information about each Fund’s daily portfolio holdings will be available on the Funds’ website at [website].

A complete description of each Fund’s policies and procedures with respect to the disclosure of a Fund’s portfolio holdings is available in the Fund’s SAI.

MANAGEMENT

Investment Adviser

Toroso Investments, LLC (“Toroso” or the “Adviser”), located at 898 N. Broadway, Suite 2, Massapequa, New York 11758, is an SEC registered investment adviser and a Delaware limited liability company. Toroso was founded in March 2012 and is dedicated to understanding, researching and managing assets within the expanding ETF universe. As of [      ], 2022, Toroso had assets under management of approximately $[     ] billion and served as the investment adviser or sub-adviser for [__] registered funds.

Toroso serves as investment adviser to the Funds and has overall responsibility for the general management and administration of the Funds pursuant to an investment advisory agreement with the Trust, on behalf of each Fund (the “Advisory Agreement”). The Adviser also arranges for sub-advisory, transfer agency, custody, fund administration, and all other related services necessary for the Fund to operate. For the services provided to the Funds, each Fund pays the Adviser a unified management fee of [ ]%, which is calculated daily and paid monthly, at an annual rate based on such Fund’s average daily net assets.

Under the Advisory Agreement, in exchange for a single unitary management fee from the Fund, the Adviser has agreed to pay all expenses incurred by such Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by a Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unitary management fee payable to the Adviser (collectively, the “Excluded Expenses”).

A discussion regarding the basis for the Board’s approval of each Fund’s Investment Advisory Agreement will be available in the [month/year] [annual/semi-annual report] to shareholders.

Investment Sub-Adviser

ZEGA Financial, LLC, a [state] limited liability company, located at [address], serves as investment sub-adviser to the Funds pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). ZEGA is responsible for the day-to-day management of the Funds’ portfolios, including determining the securities purchased and sold by each Fund and trading portfolio securities for each Fund, subject to the supervision of the Adviser and the Board. [sentence regarding ZEGA business operations]. For its services, ZEGA is paid a fee by the Adviser, which fee is calculated daily and paid monthly, at an annual rate of each Fund’s average daily net assets as follows: [    ].

A discussion regarding the basis for the Board’s approval of each Fund’s Sub-Advisory Agreement is available in the [month/year] [annual/semi-annual report] to shareholders.

Portfolio Managers

The following individuals (each, a “Portfolio Manager”) have served as portfolio managers of each Fund since inception in 2022. Mr. Brokaw and Mr. Pestrichelli are jointly and primarily responsible for the day-to-day management of each Fund, and Ms. Duan and Mr. Ragauss oversee trading and execution for the Fund.

Mick Brokaw, Portfolio Manager for the Sub-Adviser

Mr. Brokaw joined the Sub-Adviser in 2015 and serves as the Chief Compliance Officer and Managing Director for the Sub-Adviser. Mr. Brokaw has over 25 years of experience in the financial markets, with the majority of his experience related to trading and trading platforms. Mr. Brokaw has a Bachelor of Finance from the University of Nebraska, Lincoln.

Jay Pestrichelli, Portfolio Manager for the Sub-Adviser

Mr. Pestrichelli co-founded the Sub-Adviser in 2011 and is Chief Executive Officer. Mr. Pestrichelli has over 20 years of experience in the financial markets. Mr. Pestrichelli has led the development and execution of the firm’s investment strategies since its inception in 2011. He is also the author of the best-selling book “Buy & Hedge: The Five Iron Rules for Investing Over the Long Term.” Prior to founding the Sub-Adviser in 2011, Mr. Pestrichelli spent 12 years managing and growing the online trading business for TD Ameritrade from 1999 to 2010. Mr. Pestrichelli has a Bachelor degree in Behavioral Science from Concordia College.

Qiao Duan, CFA, Portfolio Manager for the Adviser

Qiao Duan serves as Portfolio Manager at the Adviser, having joined the firm in October 2020. From February 2017 to October 2020, she was an execution Portfolio Manager at Exponential ETFs, where she managed research and analysis relating to all Exponential ETF strategies. Ms. Duan previously served as a portfolio manager for the Exponential ETFs from their inception in May 2019 until October 2020. Ms. Duan received a Master of Science in Quantitative Finance and Risk Management from the University of Michigan in 2016 and a Bachelor of Science in Mathematics and Applied Mathematics from Xiamen University in 2014. She holds the CFA designation.

Charles A. Ragauss, CFA, Portfolio Manager for the Adviser

Mr. Ragauss serves as Portfolio Manager of the Adviser, having joined the Adviser in September 2020. Mr. Ragauss previously served as Chief Operating Officer and in other roles at CSat Investment Advisory, L.P. from April 2016 to September 2020. Previously, Mr. Ragauss was Assistant Vice President at Huntington National Bank (“Huntington”), where he was Product Manager for the Huntington Funds and Huntington Strategy Shares ETFs, a combined fund complex of almost $4 billion in assets under management. At Huntington, he led ETF development bringing to market some of the first actively managed ETFs. Mr. Ragauss joined Huntington in 2010. Mr. Ragauss attended Grand Valley State University where he received his Bachelor of Business Administration in Finance and International Business, as well as a minor in French. He is a member of both the National and West Michigan CFA societies and holds the CFA designation.

CFA® is a registered trademark owned by the CFA Institute.

The Funds’ SAI provides additional information about each portfolio manager’s compensation structure, other accounts that each portfolio manager manages, and each portfolio manager’s ownership of Shares.

HOW TO BUY AND SELL SHARES

Each Fund issues and redeems Shares only in Creation Units at the NAV per share next determined after receipt of an order from an AP. Only APs may acquire Shares directly from a Fund, and only APs may tender their Shares for redemption directly to the Funds, at NAV. APs must be a member or participant of a clearing agency registered with the SEC and must execute a Participant Agreement that has been agreed to by the Distributor (defined below), and that has been accepted by a Fund’s transfer agent, with respect to purchases and redemptions of Creation Units. Once created, Shares trade in the secondary market in quantities less than a Creation Unit.

In order to purchase Creation Units of a Fund, an AP must generally deposit a designated portfolio of equity securities (the “Deposit Securities”) and/or a designated amount of U.S. cash. Purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Funds to incur certain costs. These costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. These costs could be imposed on a Fund, and thus decrease the Fund’s NAV, to the extent that the costs are not offset by a transaction fee payable by an AP. Most investors buy and sell Shares in secondary market transactions through brokers. Individual Shares are listed for trading on the secondary market on the Exchange and can be bought and sold throughout the trading day like other publicly traded securities.

When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offer price in the secondary market on each leg of a round trip (purchase and sale) transaction. In addition, because secondary market transactions occur at market prices, you may pay more than NAV when you buy Shares, and receive less than NAV when you sell those Shares.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book-entry or “street name” through your brokerage account.

Frequent Purchases and Redemptions of Shares

None of the Funds imposes any restrictions on the frequency of purchases and redemptions of Shares. In determining not to approve a written, established policy, the Board evaluated the risks of market timing activities by a Fund’s shareholders. Purchases and redemptions by APs, who are the only parties that may purchase or redeem Shares directly with a Fund, are an essential part of the ETF process and help keep Share trading prices in line with the NAV. As such, the Funds accommodate frequent purchases and redemptions by APs. However, the Board has also determined that frequent purchases and redemptions for cash may increase tracking error and portfolio transaction costs and may lead to the realization of capital gains. To minimize these potential consequences of frequent purchases and redemptions, each Fund employs fair value pricing and may impose transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs incurred by such Fund in effecting trades. In addition, the Funds and the Adviser reserve the right to reject any purchase order at any time.

Determination of Net Asset Value

Each Fund’s NAV is calculated as of the scheduled close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, each day the NYSE is open for regular business. The NAV for the Funds is calculated by dividing such Fund’s net assets by its Shares outstanding.

In calculating its NAV, each Fund generally value its assets on the basis of market quotations, last sale prices, or estimates of value furnished by a pricing service or brokers who make markets in such instruments. If such information is not available for a security held by a Fund or is determined to be unreliable, the security will be valued at fair value estimates under guidelines established by the Board (as described below).

Fair Value Pricing

The Board has designated the Adviser as the “valuation designee” for the Fund under Rule 2a-5 of the 1940 Act, subject to its oversight. The Adviser has adopted procedures and methodologies to fair value Fund investments whose market prices are not “readily available” or are deemed to be unreliable. For example, such circumstances may arise when: (i) an investment has been delisted or has had its trading halted or suspended; (ii) an investment’s primary pricing source is unable or unwilling to provide a price; (iii) an investment’s primary trading market is closed during regular market hours; or (iv) an investment’s value is materially affected by events occurring after the close of the investment’s primary trading market. Generally, when fair valuing an investment, the Adviser will take into account all reasonably available information that may be relevant to a particular valuation including, but not limited to, fundamental analytical data regarding the issuer, information relating to the issuer’s business, recent trades or offers of the investment, general and/or specific market conditions, and the specific facts giving rise to the need to fair value the investment. Fair value determinations are made in good faith and in accordance with the fair value methodologies included in the Adviser-adopted valuation procedures. Due to the subjective and variable nature of fair value pricing, there can be no assurance that the Adviser will be able to obtain the fair value assigned to the investment upon the sale of such investment.

Delivery of Shareholder Documents – Householding

Householding is an option available to certain investors of the Funds. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Householding for the Funds is available through certain broker-dealers. If you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, please contact your broker-dealer. If you are currently enrolled in householding and wish to change your householding status, please contact your broker-dealer.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

Dividends and Distributions

The Funds intend to pay out dividends and interest income, if any, monthly, and distribute any net realized capital gains to its shareholders at least annually.

The Funds will declare and pay income and capital gain distributions, if any, in cash. Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you.

Taxes

The following discussion is a summary of some important U.S. federal income tax considerations generally applicable to investments in the Funds. Your investment in a Fund may have other tax implications. Please consult your tax advisor about the tax consequences of an investment in Shares, including the possible application of foreign, state, and local tax laws.

Each Fund intends to qualify each year for treatment as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended. If it meets certain minimum distribution requirements, a RIC is not subject to tax at the fund level on income and gains from investments that are timely distributed to shareholders. However, a Fund’s failure to qualify as a RIC or to meet minimum distribution requirements would result (if certain relief provisions were not available) in fund-level taxation and, consequently, a reduction in income available for distribution to shareholders.

Unless your investment in Shares is made through a tax-exempt entity or tax-advantaged account, such as an IRA plan, you need to be aware of the possible tax consequences when a Fund makes distributions, when you sell your Shares listed on the Exchange, and when you purchase or redeem Creation Units (institutional investors only).

The following general discussion of certain U.S. federal income tax consequences is based on provisions of the Code and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Taxes on Distributions. Each Fund intends to pay out dividends and interest income, if any, monthly, and distribute any net realized capital gains to its shareholders at least annually. For federal income tax purposes, distributions of net investment income are generally taxable as ordinary income or qualified dividend income. Taxes on distributions of net capital gains (if any) are determined by how long the Fund owned the investments that generated them, rather than how long a shareholder has owned their Shares. Sales of assets held by a Fund for more than one year generally result in long-term capital gains and losses, and sales of assets held by such Fund for one year or less generally result in short-term capital gains and losses. Distributions of a Fund’s net capital gain (the excess of net long-term capital gains over net short-term capital losses) that are reported by such Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains. Distributions of short-term capital gain will generally be taxable as ordinary income. Dividends and distributions are generally taxable to you whether you receive them in cash or reinvest them in additional Shares.

Distributions reported by a Fund as “qualified dividend income” are generally taxed to non-corporate shareholders at rates applicable to long-term capital gains, provided certain holding period and other requirements are met. “Qualified dividend income” generally is income derived from dividends paid by U.S. corporations or certain foreign corporations that are either incorporated in a U.S. possession or eligible for tax benefits under certain U.S. income tax treaties. In addition, dividends that a Fund receives in respect of stock of certain foreign corporations may be qualified dividend income if that stock is readily tradable on an established U.S. securities market. Corporate shareholders may be entitled to a dividends-received deduction for the portion of dividends they receive from a Fund that are attributable to dividends received by such Fund from U.S. corporations, subject to certain limitations.

Shortly after the close of each calendar year, you will be informed of the character of any distributions received from a Fund.

In addition to the federal income tax, certain individuals, trusts, and estates may be subject to a Net Investment Income (“NII”) tax of 3.8%. The NII tax is imposed on the lesser of: (i) a taxpayer’s investment income, net of deductions properly allocable to such income; or (ii) the amount by which such taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately). Each Fund’s distributions are includable in a shareholder’s investment income for purposes of this NII tax. In addition, any capital gain realized by a shareholder upon a sale or redemption of shares of a Fund is includable in such shareholder’s investment income for purposes of this NII tax.

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are generally taxable even if they are paid from income or gains earned by a Fund before your investment (and thus were included in the Shares’ NAV when you purchased your Shares).

You may wish to avoid investing in a Fund shortly before a dividend or other distribution, because such a distribution will generally be taxable even though it may economically represent a return of a portion of your investment.

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, distributions (other than Capital Gain Dividends) paid to you by a Fund will generally be subject to a U.S. withholding tax at the rate of 30%, unless a lower treaty rate applies. The Funds may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met.

Under the Foreign Account Tax Compliance Act (“FATCA”), the Funds may be required to withhold a generally nonrefundable 30% tax on distributions of net investment income paid to (A) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor, and report to the Internal Revenue Service (“IRS”) the identity of certain of its account-holders, among other items (or unless such entity is otherwise deemed compliant under the terms of an intergovernmental agreement between the United States and the foreign financial institution’s country of residence), and (B) certain “non-financial foreign entities” unless such entity certifies to the Fund that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner, among other items. This FATCA withholding tax could also affect a Fund’s return on its investments in foreign securities or affect a shareholder’s return if the shareholder holds its Fund shares through a foreign intermediary. You are urged to consult your tax adviser regarding the application of this FATCA withholding tax to your investment in a Fund and the potential certification, compliance, due diligence, reporting, and withholding obligations to which you may become subject in order to avoid this withholding tax.

Each Fund (or a financial intermediary, such as a broker, through which a shareholder owns Shares) generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has underreported dividend or interest income, or who fails to certify that they are not subject to such withholding.

Taxes When Shares are Sold on the Exchange

Any capital gain or loss realized upon a sale of Shares generally is treated as a long-term capital gain or loss if Shares have been held for more than one year and as a short-term capital gain or loss if Shares have been held for one year or less. However, any capital loss on a sale of Shares held for six months or less is treated as long-term capital loss to the extent of Capital Gain Dividends paid with respect to such Shares. Any loss realized on a sale will be disallowed to the extent Shares of a Fund are acquired, including through reinvestment of dividends, within a 61-day period beginning 30 days before and ending 30 days after the sale of substantially identical Shares.

Taxes on Purchases and Redemptions of Creation Units

An AP having the U.S. dollar as its functional currency for U.S. federal income tax purposes who exchanges securities for Creation Units generally recognizes a gain or a loss. The gain or loss will be equal to the difference between the value of the Creation Units at the time of the exchange and the exchanging AP’s aggregate basis in the securities delivered plus the amount of any cash paid for the Creation Units. An AP who exchanges Creation Units for securities will generally recognize a gain or loss equal to the difference between the exchanging AP’s basis in the Creation Units and the aggregate U.S. dollar market value of the securities received, plus any cash received for such Creation Units. The IRS may assert, however, that a loss that is realized upon an exchange of securities for Creation Units may not be currently deducted under the rules governing “wash sales” (for an AP who does not mark-to-market their holdings) or on the basis that there has been no significant change in economic position. Persons exchanging securities should consult their own tax advisor with respect to whether wash sale rules apply and when a loss might be deductible.

Any capital gain or loss realized upon redemption of Creation Units is generally treated as long-term capital gain or loss if Shares comprising the Creation Units have been held for more than one year and as a short-term capital gain or loss if such Shares have been held for one year or less.

The Funds may include a payment of cash in addition to, or in place of, the delivery of a basket of securities upon the redemption of Creation Units. The Funds may sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Funds to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, the Funds may be less tax efficient if it includes such a cash payment in the proceeds paid upon the redemption of Creation Units.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Funds. It is not a substitute for personal tax advice. You also may be subject to foreign, state and local tax on Fund distributions and sales of Shares. Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. For more information, please see the section entitled “Federal Income Taxes” in the SAI.

DISTRIBUTION

[Foreside Fund Services, LLC] (the “Distributor”), the Funds’ distributor, is a broker-dealer registered with the SEC. The Distributor distributes Creation Units for the Fund on an agency basis and does not maintain a secondary market in Shares. The Distributor has no role in determining the policies of the Funds or the securities that are purchased or sold by the Funds. The Distributor’s principal address is [Three Canal Plaza, Suite 100, Portland, Maine 04101].

The Board has adopted a Distribution (Rule 12b-1) Plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act. In accordance with the Plan, the Funds are authorized to pay an amount up to 0.25% of its average daily net assets each year to pay distribution fees for the sale and distribution of its Shares.

No Rule 12b-1 fees are currently paid by the Funds, and there are no plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, because the fees are paid out of assets of the respective Fund on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

PREMIUM/DISCOUNT INFORMATION

When available, information regarding how often Shares of the Funds traded on the Exchange at a price above (i.e., at a premium) or below (i.e., at a discount) the NAV of such Fund can be found on the Funds’ website at [website]

ADDITIONAL NOTICES

Shares are not sponsored, endorsed, or promoted by the Exchange. The Exchange is not responsible for, nor has it participated in the determination of, the timing, prices, or quantities of Shares to be issued, nor in the determination or calculation of the equation by which Shares are redeemable. The Exchange has no obligation or liability to owners of Shares in connection with the administration, marketing, or trading of Shares.

Without limiting any of the foregoing, in no event shall the Exchange have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

The Adviser, Sub-Adviser, and the Funds make no representation or warranty, express or implied, to the owners of Shares or any member of the public regarding the advisability of investing in securities generally or in any Fund particularly.

The Amended and Restated Declaration of Trust (“Declaration of Trust”) provides a detailed process for the bringing of derivative or direct actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on a Fund’s Trustees. The Declaration of Trust details various information, certifications, undertakings and acknowledgments that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund. The Declaration of Trust further provides that shareholders owning Shares representing no less than a majority of a Fund’s outstanding shares must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the Fund’s costs, including attorneys’ fees, if a court determines that the action was brought without reasonable cause or for an improper purpose. The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any Fund, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a Fund, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the Fund, generally. Under the Declaration of Trust, a shareholder bringing a direct claim must be a shareholder of the Fund with respect to which the direct action is brought at the time of the injury complained of or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time. The Declaration of Trust further provides that a Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay shall be calculated using reasonable hourly rates. These provisions do not apply to claims brought under the federal securities laws.

The Declaration of Trust also requires that actions by shareholders against a Fund be brought exclusively in a federal or state court located within the State of Delaware. This provision will not apply to claims brought under the federal securities laws. Limiting shareholders’ ability to bring actions only in courts located in Delaware may cause shareholders economic hardship to litigate the action in those courts, including paying for traveling expenses of witnesses and counsel, requiring retaining local counsel, and may limit shareholders’ ability to bring a claim in a judicial forum that shareholders find favorable for disputes, which may discourage such actions.

FINANCIAL HIGHLIGHTS

This section would ordinarily include Financial Highlights. The Financial Highlights table is intended to help you understand the performance of each Fund for that Fund’s periods of operations. Because the Funds have not yet commenced operations as of the date of this Prospectus, no Financial Highlights are shown.

[            ]

YieldMax AAPL Option Income ETF (____)

YieldMax AMZN Option Income ETF (____)

YieldMax BRK.B Option Income ETF (____)

YieldMax COIN Option Income ETF (____)

YieldMax META Option Income ETF (____)

YieldMax GOOGL Option Income ETF (____)

YieldMax NFLX Option Income ETF (____)

YieldMax NVDA Option Income ETF (____)

YieldMax SQ Option Income ETF (____)

YieldMax TSLA Option Income ETF (____)

Adviser	Toroso Investments, LLC 898 N. Broadway, Suite 2 Massapequa, New York 11758	Sub-Adviser	ZEGA Financial, LLC [address]
Distributor	[Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101]	Administrator	Tidal ETF Services LLC 898 N. Broadway, Suite 2 Massapequa, New York 11758
Legal Counsel	Sullivan & Worcester LLP 1633 Broadway New York, NY 10019	Sub-Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202
Independent Registered Public Accounting Firm	[ ]	Custodian	U.S. Bank National Association 1555 N. Rivercenter Dr. Milwaukee, Wisconsin 53212

Investors may find more information about the Funds in the following documents:

Statement of Additional Information: The Funds’ SAI provides additional details about the investments of each Fund and certain other additional information. A current SAI dated [            ], as supplemented from time to time, is on file with the SEC and is herein incorporated by reference into this Prospectus. It is legally considered a part of this Prospectus.

Annual/Semi-Annual Reports: Additional information about the Funds’ investments will be available in the Funds’ annual and semi-annual reports to shareholders. In the annual report you will find a discussion of the market conditions and investment strategies that significantly affected each Fund’s performance after the first fiscal year each Fund is in operation.

You can obtain free copies of these documents, when available, request other information or make general inquiries about the Fund by contacting the Fund at [              ], c/o U.S. Bank Global Fund Services, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 or calling (866) 322-3101.

Shareholder reports and other information about the Fund are also available:

●	Free of charge from the SEC’s EDGAR database on the SEC’s website at http://www.sec.gov; or

●	Free of charge from the Fund’s Internet website at website; or

●	For a fee, by e-mail request to publicinfo@sec.gov.

(SEC Investment Company Act File No. 811-23793)

Exhibit B

YieldMax KWEB Option Income ETF - FUND SUMMARY

Investment Objective

The Fund seeks current income while maintaining the opportunity for exposure to the share price of the KraneShares CSI China Internet ETF (“KWEB”), subject to a limit on potential investment gains.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in total annual fund operating expenses or in the expense example above, affect the Fund’s performance. Because the Fund is newly organized, portfolio turnover information is not yet available.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks current income while maintaining the opportunity for exposure to the share price (i.e., the price returns) of KWEB (NYSE Arca: KWEB) (“KWEB”), subject to a limit on potential investment gains. Under normal circumstances, the Fund invests in U.S. government securities, money market funds, and financial instruments that provide exposure to KWEB equal to at least 80% of the Fund’s net assets (including borrowings for investment purposes).

The Fund’s investment adviser is Toroso Investments, LLC (“Toroso” or the “Adviser”) and the investment sub-adviser is ZEGA Financial, LLC (“ZEGA” or the “Sub-Adviser”).

The Fund’s Use of KWEB Option Contracts

The Fund will purchase and sell a combination of traditional exchange-traded and FLexible EXchange® (“FLEX”) call and put option contracts that are based on the value of the price returns of KWEB.

●	In general, an option contract gives the purchaser of the option contract the right to purchase (for a call option) or sell (for a put option) the underlying asset (like shares of KWEB) at a specified price (the “strike price”).

●	The seller of an option contract obligates the holder to deliver shares (for a sold or “short” call) or buy shares (for a sold or “short” put) of the underlying asset at a specified price (the “strike price”).

●	Options contracts must be exercised or traded to close within a specified time frame, or they expire.

Traditional exchange-traded options include standardized terms. FLEX options are also exchange-traded, but they allow for customizable terms (e.g., the strike price can be negotiated). For more information on FLEX options, see “Additional Information about the Funds – Exchange Traded Options Portfolio”

The Fund’s options contracts are based on the value of KWEB, which gives the Fund the right or obligation to receive or deliver shares of KWEB on the expiration date of the applicable option contract in exchange for the stated strike price, depending on whether the option contract is a call option or a put option, and whether the Fund purchases or sells the option contract.

An Investment in the Fund is not an investment in KWEB

●	The Fund does not invest directly in KWEB.

●	Fund shareholders are not entitled to any KWEB distributions.

●	The Fund’s strategy will cap its potential gains if KWEB shares increase in value.

●	The Fund’s strategy is subject to all potential losses if KWEB shares decrease in value, which may not be offset by income received by the Fund.

Additional information regarding KWEB is also set forth below.

Why invest in the Fund?

●	The Fund seeks to participate in a portion of the gains experienced by KWEB.

●	The Fund seeks to generate monthly income, which is not dependent on the price appreciation of KWEB.

That is, although the Fund may not fully participate in gains in KWEB’s share price, the Fund’s portfolio is designed to generate income. To do so, the Sub-Adviser principally employs what is known as a synthetic covered call strategy.

Synthetic Covered Call Strategy

In seeking to achieve its investment objective, the Fund will implement a “synthetic covered call” strategy.

●	A traditional covered call strategy is an investment strategy where an investor (the Fund) sells a call option on an underlying security it owns.

●	A synthetic covered call strategy is similar to a traditional covered call strategy in that the investor sells a call option that is based on the value of the underlying security. However, in a synthetic covered call strategy, the investor (the Fund) does not own the underlying security, but rather seeks to synthetically replicate 100% of the price movements of the underlying security through the use of various investment instruments.

The Fund’s synthetic covered call strategy consists of the following three elements, each of which is described in greater detail farther below:

●	Synthetic long exposure to KWEB, which allows the Fund to seek to participate in the changes, up or down, in the price of KWEB’s shares.

●	Covered call writing (where KWEB call options are sold against the synthetic long portion of the strategy), which allows the Fund to generate income.

●	U.S. Treasuries, which are used for collateral for the options, and which also generate income.

1. Synthetic Long Exposure

To achieve a synthetic long exposure to KWEB, the Fund will buy KWEB call options and, simultaneously, sell KWEB put options to try to replicate the price movements of KWEB. The call options purchased by the Fund and the put options sold by the Fund will generally have six-month to one-year terms and strike prices that are approximately equal to the then-current share price of KWEB at the time the contracts are purchased and sold, respectively. The combination of the long call options and sold put options provides the Fund with investment exposure equal to approximately 100% of KWEB for the duration of the applicable options exposure.

2. Covered Call Writing

As part of its strategy, the Fund will write (sell) call option contracts on KWEB to generate income. Since the Fund does not directly own KWEB, these written call options will be sold short. The call options written (sold) by the Fund will generally have an expiration of one month or less (the “Call Period”) and a strike price that is approximately 5%-15% above the then-current KWEB share price at the time of such sales.

It is important to note that the sale of the KWEB call option contracts will limit the Fund’s participation in the appreciation in KWEB’s share price. If the share price of KWEB increases, the above-referenced synthetic long exposure alone would allow the Fund to experience similar percentage gains. However, if KWEB’s share price appreciates beyond the strike price of one or more of the sold (short) call option contracts, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s synthetic long exposure. As a result, the Fund’s overall strategy (i.e., the combination of the synthetic long exposure to KWEB and the sold (short) KWEB call positions) will limit the Fund’s participation in gains in KWEB share price beyond a certain point.

3. U.S. Treasuries

The Fund will hold short-term U.S. Treasury securities as collateral in connection with the Fund’s synthetic covered call strategy.

Fund’s Monthly Distributions

The Fund will seek to provide monthly income in the form of distributions. The Fund will seek to generate such income in the following ways:

●	Writing (selling) call option contracts on KWEB as described above. The income, in the form of option premiums received from such option sales, will be primarily influenced by the volatility of KWEB shares, although other factors, including interest rates, will also impact the level of income.

●	Investing in short-term U.S. Treasury securities. The income generated by such securities will be influenced by interest rates at the time of investment.

Fund’s Return Profile vs KWEB

For the reasons stated above, the Fund’s performance will differ from that of KWEB’s share price. The performance differences will depend on, among other things, the price of KWEB, changes in the price of the KWEB options contracts the Fund has purchased and sold and changes in the value of the U.S. Treasuries.

Fund Portfolio

The Fund’s principal holdings are described below:

YieldMax KWEB Option Income ETF – Principal Holdings
Portfolio Holdings (All options are based on the value of KWEB)	Investment Terms	Expected Target Maturity
Purchased call option contracts

“at-the-money” (i.e., the strike price is equal to the then-current share price of KWEB at the time of purchase) to provide exposure to positive price returns of KWEB.

If the share price of KWEB increases, these options will generate corresponding increases to the Fund.

6-month to one-year expiration dates
Sold put option contracts

“at-the-money” (i.e., the strike price is equal to the then-current share price of KWEB at the time of sale).

They are sold to help pay for the purchased call options described above.

However, they provide exposure to negative price returns of KWEB.

6-month to one-year expiration dates
Sold (short) call option contracts

“out-of-the-money” (i.e., the strike price is approximately 5%-15% more than the then-current share price of KWEB at the time of sale).

They generate current income. However, they also limit some potential positive returns that the Fund may have otherwise experienced.

1-month or less expiration dates
U.S Treasury Securities and Cash

Multiple series of U.S. Treasury Bills supported by the full faith and credit of the U.S. government.

These instruments are used as collateral for the Fund’s derivative investments.

They will also generate income.

6-month to 2-year maturities

The market value of the cash and treasuries held by the Fund are expected to be between [ ]% and [ ]% of the Fund’s net assets and the market value of the options package is expected to be between [ ]% and [ ]% of the Fund’s net assets. The combination of these investment instruments provides investment exposure to KWEB equal to at least [ ]% of of the Fund’s total assets.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

There is no guarantee that the Fund’s investment strategy will be properly implemented, and an investor may lose some or all of its investment.

KWEB

KWEB is an is an index-based ETF that seeks to provide investment results that, before fees and expenses, correspond generally to the performance of an index designed to measure the equity market performance of investable publicly traded “China-based companies” whose primary business or businesses are in the Internet and Internet-related sectors (“China Internet Companies”), and are listed outside of mainland China. China-based companies are companies that: (i) are incorporated in mainland China; (ii) have their headquarters in mainland China; or (iii) derive at least 50% of their revenue from goods produced or sold, or services performed, in mainland China. China Internet Companies include, but are not limited to, companies that develop and market Internet software and/or provide Internet services; manufacture home entertainment software and educational software for home use; provide retail or commercial services primarily through the Internet; and develop and market mobile Internet software and/or provide mobile Internet services. KWEB may invest in China-related securities that are commonly referred to as “China A-Shares”, “China-B-Shares,” “China-H-Shares,” “China-N-Shares,” “P-Chips,” “Red Chips” and “S-Chips.” See “Additional Information About the Funds – KWEB” for a further description. KWEB’s portfolio was comprised of 42 companies as of May 31, 2021. You can find KWEB’s prospectus and other information about the ETF, including the most recent reports to shareholders, online by reference to the Investment Company Act File No. 811-22698 through the SEC’s website at www.sec.gov.

The information in this prospectus regarding KWEB comes from its filings with the SEC. You are urged to refer to the SEC filings made by KWEB and to other publicly available information (e.g., the ETF’s annual reports) to obtain an understanding of the ETF’s business and financial prospects. The description of KWEB’s principal investment strategies contained herein was taken directly from KWEB’s prospectus, dated [______].

This document relates only to the securities offered hereby and does not relate to the shares of KWEB or other securities of KWEB. The Fund has derived all disclosures contained in this document regarding KWEB from the publicly available documents. In connection with the offering of the securities, None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to KWEB. None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding KWEB is accurate or complete. Furthermore, the Fund cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of KWEB (and therefore the price of KWEB at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning KWEB could affect the value received with respect to the securities and therefore the value of the securities.

None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation to you as to the performance of KWEB.

THE FUND, TRUST, ADVISER, AND SUB-ADVISER ARE NOT AFFILIATED WITH KRANE SHARES TRUST, KWEB, OR KRANE FUNDS ADVISORS, LLC.

Due to the Fund’s investment strategy, the Fund’s investment exposure is concentrated in the same industry or group of industries as KWEB. As of May 31, 2022, KWEB is concentrated in the communication services and consumer discretionary sectors.

Principal Investment Risks

The principal risks of investing in the Fund are summarized below. As with any investment, there is a risk that you could lose all or a portion of your investment in the Fund. Some or all of these risks may adversely affect the Fund’s net asset value (“NAV”) per share, trading price, yield, total return, and/or ability to meet its objective. For more information about the risks of investing in the Fund, see the section in the Fund’s Prospectus titled “Additional Information About the Funds—Principal Risks of Investing in the Funds.”

An investment in the Fund entails risk. The Fund may not achieve its investment objective and there is a risk that you could lose all of your money invested in the Fund. The Fund is not a complete investment program. It is important that investors closely review all of the risks listed below and understand them before making an investment in the Fund.

KWEB Risk. The Fund invests in options contracts that are based on the value of an ETF, specifically KWEB. This subjects the Fund to certain of the same risks as if it owned shares of KWEB, as well as the types of instruments in which KWEB invests, even though it does not. The value of KWEB will fluctuate over time based on fluctuations in the values of the securities held by KWEB, which may be affected by changes in general economic conditions, expectations for future growth and profits, interest rates and the supply and demand for those securities. Brokerage, tax and other expenses may negatively impact the performance of KWEB and, in turn, the value of the Fund’s shares. Since KWEB is an ETF, it is also subject to the same structural risks as the Fund, which is an ETF. By virtue of the Fund’s investments in options contracts that are based on the value of KWEB, the Fund may also be subject to the following risks:

Asia-Pacific Risk. The Fund is exposed indirectly to risks related to companies located in the Asia-Pacific region selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in securities of issuers in Asia-Pacific countries involve risks that are specific to the Asia-Pacific region, including certain legal, regulatory, political and economic risks. Certain Asia-Pacific countries have experienced expropriation and/or nationalization of assets, political and social instability and armed conflict. Some economies in this region are dependent on a range of commodities and are strongly affected by international commodity prices. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asia-Pacific economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asia-Pacific economies are highly dependent on trade and economic conditions in other countries. Any slowdown in trade or adverse economic conditions that arise in this region may adversely affect KWEB and therefore the Fund.

Artificial Intelligence and Robotics Risk. The Fund is exposed indirectly to risks related to artificial intelligence and robotics companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Issuers engaged in artificial intelligence and robotics typically have high research and capital expenditures and, as a result, their profitability can vary widely, if they are profitable at all. The space in which they are engaged is highly competitive and issuers’ products and services may become obsolete very quickly. These companies are heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. The issuers are also subject to legal, regulatory and political changes that may have a large impact on their profitability. A failure in an issuer’s product or even questions about the safety of the product could be devastating to the issuer, especially if it is the marquee product of the issuer. It can be difficult to accurately capture what qualifies as a robotics or artificial intelligence company. Any adverse changes to the robotics or artificial intelligence sectors, or to any robotics or artificial intelligence companies held by KWEB, may adversely affect KWEB and therefore the Fund.

China Risk. The Fund is exposed indirectly to China-based companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The Chinese economy is generally considered an emerging market and can be significantly affected by economic and political conditions in China and surrounding Asian countries and may demonstrate significantly higher volatility from time to time in comparison to developed markets. China may be subject to considerable degrees of economic, political and social instability. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Chinese companies are also subject to the risk that Chinese authorities can intervene in their operations and structure. In addition, the Chinese economy is export-driven and highly reliant on trading with key partners. A downturn in the economies of China’s primary trading partners could slow or eliminate the growth of the Chinese economy and adversely impact the Fund’s investments. The Chinese government strictly regulates the payment of foreign currency denominated obligations and sets monetary policy. The Chinese government may introduce new laws and regulations that could have an adverse effect on the Fund. Although China has begun the process of privatizing certain sectors of its economy, privatized entities may lose money and/or be re-nationalized. Any restriction on foreign investment in China, or any re-nationalization of a company in which KWEB invests may adversely affect KWEB and therefore the Fund.

In the Chinese securities markets, a small number of issuers may represent a large portion of the entire market. The Chinese securities markets are subject to more frequent trading halts, low trading volume and price volatility. Recent developments in relations between the United States and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China’s export industry and a commensurately negative impact on the Fund. Any decline in trade or other event which adversely affects the Chinese securities markets may adversely affect the companies held by KWEB, KWEB itself, and therefore the Fund.

In recent years, Chinese entities have incurred significant levels of debt and Chinese financial institutions currently hold relatively large amounts of non-performing debt. Thus, there exists a possibility that widespread defaults could occur, which could trigger a financial crisis, freeze Chinese debt and finance markets and make Chinese securities illiquid. Any such event may harm KWEB and therefore the Fund.

A-Shares Risk. The Fund is exposed indirectly to A-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with A-Shares. A-Shares are issued by companies incorporated in mainland China and are traded on Chinese exchanges. Investments in A-Shares are made available to domestic Chinese investors and certain foreign investors, including those who have been approved as a Qualified Foreign Institutional Investor (“QFII”) or a Renminbi Qualified Foreign Institutional Investor (“RQFII”) and through the Stock Connect Programs, which currently include the Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect, Shanghai-London Stock Connect, and China-Japan Stock Connect. Investments by foreign investors in A-Shares are subject to various restrictions, regulations and limits. KWEB currently intends to gain exposure to A-Shares through the Stock Connect Programs. KWEB may also gain exposure to A-Shares by investing in investments that provide exposure to A-Shares, such as other investment companies, or KWEB’s investment adviser may acquire a QFII or RQFII license to invest in A-Shares for KWEB. Investments in A-Shares are heavily regulated and the recoupment and repatriation of assets invested in A-Shares is subject to restrictions by the Chinese government. A-Shares may be subject to frequent and widespread trading halts and may become illiquid. This could cause volatility in KWEB’s, and therefore the Fund’s share price and subject KWEB, and therefore the Fund, to a greater risk of trading halts.

Stock Connect Program Risk. The Fund is exposed indirectly to securities participating in the Stock Connect Program selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such securities. The Stock Connect Programs are subject to daily and aggregate quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict KWEB’s ability to invest in A-Shares through the Programs and to enter into or exit trades on a timely basis. The Shanghai and Shenzhen markets may be open at a time when the participating exchanges located outside of mainland China are not active, with the result that prices of A-Shares may fluctuate at times when KWEB is unable to add to or exit its positions. Only certain China A-Shares are eligible to be accessed through the Stock Connect Programs. Such securities may lose their eligibility at any time, in which case they could be sold but could no longer be purchased through the Stock Connect Programs. Because the Stock Connect Programs are still evolving, the actual effect on the market for trading A-Shares with the introduction of large numbers of foreign investors is still relatively unknown. Further, regulations or restrictions, such as limitations on redemptions or suspension of trading, may adversely impact the program. There is no guarantee that the participating exchanges will continue to support the Stock Connect Programs in the future.

Investments in China A-Shares may not be covered by the securities investor protection programs of either exchange and, without the protection of such programs, will be subject to the risk of default by the broker. Because of the way in which China A-Shares are held in the Stock Connect Programs, KWEB may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security, and may suffer losses in the event the depository of the Chinese exchange becomes insolvent.

Custody Risks. The Fund is exposed indirectly to risks related to custody accounts selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such decisions. In accordance with Chinese regulations and the terms of a QFII or RQFII license, as applicable, and insofar as KWEB’s investment adviser acquires a QFII or RQFII license, A-Shares will be held in the joint names of KWEB and KWEB’s investment adviser. While KWEB’s investment adviser may not use such an account for any purpose other than for maintaining KWEB’s assets, KWEB’s assets may not be as well protected as they would be if it were possible for them to be registered and held solely in the name of KWEB. There is a risk that creditors of KWEB’s investment adviser may assert that the securities are owned by KWEB’s investment adviser and that regulatory actions taken against KWEB’s investment adviser may affect KWEB and therefore the Fund. The risk is particularly acute in the case of cash deposited with a People’s Republic of China (“PRC”) sub-custodian (“PRC Custodian”) because it may not be segregated, and it may be treated as a debt owing from the PRC Custodian to KWEB as a depositor. Thus, in the event of a PRC Custodian bankruptcy, liquidation, or similar event, KWEB, and therefore the Fund, may face difficulties and/or encounter delays in recovering its cash.

Capital Controls Risk. The Fund is exposed indirectly to China-based companies selected by KWEB’s investment adviser, which subjects the Fund to capital control risks associated with such companies. Economic conditions, such as volatile currency exchange rates and interest rates, political events and other conditions may, without prior warning, lead to intervention by government actors and the imposition of “capital controls.” Capital controls include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets. Levies may be placed on profits repatriated by foreign entities (such as KWEB). Although the RMB is not presently freely convertible, rather it is subject to the approval of the State Administration of Foreign Exchange and other relevant authorities, repatriations by RQFIIs or through the Stock Connect Programs are currently permitted daily and Chinese authorities have indicated their plans to move to a fully freely convertible RMB. There is no assurance, however, that repatriation restrictions will not be (re-)imposed in the future. Any repatriation restrictions which may be imposed may adversely impact KWEB and therefore the Fund.

Hong Kong Risk. The Fund may be exposed indirectly to Hong Kong-based companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The economy of Hong Kong has few natural resources and any fluctuation or shortage in the commodity markets could have a significant adverse effect on the Hong Kong economy. Hong Kong is also heavily dependent on international trade and finance. Additionally, the continuation and success of the current political, economic, legal and social policies of Hong Kong is dependent on and subject to the control of the Chinese government. China may change its policies regarding Hong Kong at any time. Any such change may adversely affect market conditions and the performance of Chinese and Hong Kong issuers and, thus, the value of securities in KWEB’s portfolio, which would affect the Fund.

B-Shares Risk. The Fund is exposed indirectly to B-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with B-Shares. The China B-Share market is generally smaller, less liquid and has a smaller issuer base than the China A-Share market. The issuers that compose the B-Share market include a broad range of companies, including companies with large, medium and small capitalizations. Further, the B-Shares market may behave very differently from other portions of the Chinese equity markets, and there may be little to no correlation between the performance of the two.

H-Shares Risk. The Fund is exposed indirectly to H-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with H-Shares. H-Shares are foreign securities which, in addition to the risks described herein, are subject to the risk that the Hong Kong stock market may behave very differently from the mainland Chinese stock market. There may be little to no correlation between the performance of the Hong Kong stock market and the mainland Chinese stock market.

N-Shares Risk. The Fund is exposed indirectly to N-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with N-Shares. N-Shares are securities of companies with business operations in mainland China and listed on an American stock exchange, such as the NYSE or NASDAQ. Because companies issuing N-Shares have business operations in China, they are subject to certain political and economic risks in China. The American stock market may behave very differently from the mainland Chinese stock market, and there may be little to no correlation between the performance of the two.

P-Chip Companies Risk. The Fund is exposed indirectly to P-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with P-Shares. P-Chip companies are often run by the private sector and have a majority of their business operations in mainland China. P-Chip shares are traded in Hong Kong dollars on the Hong Kong Stock Exchange, and may also be traded by foreigners. Because they are traded on the Hong Kong Stock Exchange, P-Chips are also subject to risks similar to those associated with investments in H Shares. They are also subject to risks affecting their jurisdiction of incorporation, including any legal or tax changes.

Red Chip Companies Risk. The Fund is exposed indirectly to Red Chip companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with Red Chip companies. Red Chip companies are controlled, either directly or indirectly, by the central, provincial or municipal governments of the PRC. Red Chip shares are traded in Hong Kong dollars on the Hong Kong Stock Exchange and may also be traded by foreigners. Because Red Chip companies are controlled by various PRC governmental authorities, investing in Red Chips involves risks that political changes, social instability, regulatory uncertainty, adverse diplomatic developments, asset expropriation or nationalization, or confiscatory taxation could adversely affect the performance of Red Chip companies. Red Chip companies may be less efficiently run and less profitable than other companies.

S-Chip Companies Risk. The Fund is exposed indirectly to S-Chips (defined below) selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with S-Chips. KWEB may invest in shares of companies with business operations in mainland China and listed on the Singapore Exchange (“S-Chips”). S-Chip shares are issued by companies incorporated anywhere, but many are registered in Singapore, the British Virgin Islands, the Cayman Islands, or Bermuda. They are subject to risks affecting their jurisdiction of incorporation, including any legal or tax changes. S-Chip companies may or may not be owned at least in part by a Chinese central, provincial or municipal government and be subject to the types of risks that come with such ownership described herein. There may be little or no correlation between the performance of the Singapore stock market and the mainland Chinese stock market.

Emerging Markets Risk. The Fund is exposed indirectly to companies located in emerging markets selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. KWEB’s investments in emerging markets are subject to greater risk of loss than investments in developed markets. This is due to, among other things, greater market volatility, greater risk of asset seizures and capital controls, lower trading volume, political and economic instability, greater risk of market shutdown, and more governmental limitations on foreign investments than typically found in developed markets. The economies of emerging markets, and China in particular, may be heavily reliant upon international trade and may suffer disproportionately if international trading declines or is disrupted. These factors could result in a loss to KWEB and therefore the Fund.

Foreign Securities Risk. The Fund is exposed indirectly to foreign companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in securities of non-U.S. issuers may be less liquid than investments in U.S. issuers, may have less governmental regulation and oversight, and are typically subject to different investor protection standards than U.S. issuers. Investments in non-U.S. securities entail the risk of loss due to foreign currency fluctuations and political or economic instability. Foreign market trading hours, clearance and settlement procedures, and holiday schedules may limit KWEB’s ability to buy and sell securities. These factors could result in a loss to KWEB and therefore the Fund.

Japan Risk. The Fund is exposed indirectly to Japanese companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The Japanese economy is heavily dependent upon international trade and may be subject to considerable degrees of economic, political and social instability, which could negatively affect the Fund. The Japanese yen has fluctuated widely during recent periods and may be affected by currency volatility elsewhere in Asia, especially Southeast Asia. In addition, the yen has had a history of unpredictable and volatile movements against the U.S. dollar. Japan has also experienced natural disasters, such as earthquakes and tidal waves, of varying degrees of severity, which could negatively affect the Fund. The Japanese economy has in the past been negatively affected at times by government intervention and protectionism, an unstable financial services sector, and a heavy reliance on international trade, a significant portion of which is conducted with nearby developing nations in East and Southeast Asia. These factors could result in a loss to KWEB and therefore the Fund.

Taiwan Risk. The Fund is exposed indirectly to Taiwanese companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in Taiwanese issuers involve risks that are specific to Taiwan, including legal, regulatory, political and economic risks, Political and economic developments of Taiwan’s neighbors may have an adverse effect on Taiwan’s economy. Specifically, Taiwan’s geographic proximity and history of political contention with Chine have resulted in ongoing tensions, which may materially affect the Taiwanese economy and its securities market and may have an adverse impact on the values of KWEB’s investments in Taiwan, or make such investment’s impracticable or impossible. These factors could result in a loss to KWEB and therefore the Fund.

Currency Risk. The Fund is exposed to currency risk indirectly due to KWEB’s investments. KWEB’s net asset value is determined on the basis of the U.S. dollar, therefore, KWEB may lose value if the local currency of a foreign market depreciates against the U.S. dollar, even if the local currency value of KWEB’s holdings goes up. Currency exchange rates can be very volatile and can change quickly and unpredictably, which may adversely affect KWEB, and therefore the Fund. KWEB may also be subject to delays in converting or transferring U.S. dollars to foreign currencies for the purpose of purchasing portfolio investments. This may hinder KWEB’s performance, including because any delay could result in KWEB missing an investment opportunity and purchasing securities at a higher price than originally intended, or incurring cash drag. These factors could result in a loss to KWEB and therefore the Fund.

Concentration Risk. The Fund is exposed indirectly to companies concentrated in a particular industry of group of industries selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. KWEB’s assets are expected to be concentrated in an industry or group of industries to the extent that the KWEB Index concentrates in a particular industry or group of industries. The securities of companies in an industry or group of industries could react similarly to market developments. Thus, KWEB, and therefore the Fund, is subject to loss due to adverse occurrences that affect one industry or group of industries or sector. While KWEB’s sector and industry exposure is expected to vary over time based on the composition of the KWEB Index, KWEB, and therefore the Fund, is currently subject to the principal risks described below.

Communication Services Sector Risk. The Fund is exposed to companies in the communication services sector indirectly which subjects the Fund to the risks associated with such companies. The communication services sector may be dominated by a small number of companies which may lead to additional volatility in the sector. Communication services companies are particularly vulnerable to the potential obsolescence of products and services due to technological advances and the innovation of competitors. Communication services companies may also be affected by other competitive pressures, such as pricing competition, as well as research and development costs, substantial capital requirements, and government regulation. Fluctuating domestic and international demand, shifting demographics, and often unpredictable changes in consumer demand can drastically affect a communication services company’s profitability. Compliance with governmental regulations, delays or failure to receive regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of telecommunication services companies. Certain companies in the communication services sector may be particular targets of network security breaches, hacking and potential theft of proprietary or consumer information, or disruptions in services, which would have a material adverse effect on their businesses.

Consumer Discretionary Risk. The Fund is exposed to companies in the information consumer discretionary sector indirectly which subjects the Fund to the risks associated with such companies. The success of consumer product manufacturers and retailers is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer products in the marketplace.

Information Technology Sector Risk. The Fund is exposed to companies in the information technology sector indirectly which subjects the Fund to the risks associated with such companies. Market or economic factors impacting information technology companies and companies that rely heavily on technology advances could have a major effect on the value of stocks in the information technology sector. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from competitors with lower production costs. Information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

Derivatives Risk. Derivatives are financial instruments that derive value from the underlying reference asset or assets, such as stocks, bonds, or funds (including ETFs), interest rates or indexes. The Fund’s investments in derivatives may pose risks in addition to, and greater than, those associated with directly investing in securities or other ordinary investments, including risk related to the market, imperfect correlation with underlying investments or the Fund’s other portfolio holdings, higher price volatility, lack of availability, counterparty risk, liquidity, valuation and legal restrictions. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of derivatives may result in larger losses or smaller gains than directly investing in securities. When the Fund uses derivatives, there may be imperfect correlation between the value of KWEB and the derivative, which may prevent the Fund from achieving its investment objective. Because derivatives often require only a limited initial investment, the use of derivatives may expose the Fund to losses in excess of those amounts initially invested. In addition, the Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For the Fund in particular, the value of the options contracts in which it invests are substantially influenced by the value of KWEB. The Fund may experience substantial downside from specific option positions and certain option positions held by the Fund may expire worthless. The options held by the Fund are exercisable at the strike price on their expiration date. As an option approaches its expiration date, its value typically increasingly move with the value of the underlying instrument. However, prior to such date, the value of an option generally does not increase or decrease at the same rate at the underlying instrument. There may at times be an imperfect correlation between the movement in values options contracts and the underlying instrument, and there may at times not be a liquid secondary market for certain options contracts. The value of the options held by the Fund will be determined based on market quotations or other recognized pricing methods. Additionally, as the Fund intends to continuously maintain exposure to KWEB through the use of options contracts, as the options contracts it holds are exercised or expire it will enter into new options contracts, a practice referred to as “rolling.” If the expiring options contracts do not generate proceeds enough to cover the cost of entering into new options contracts, the Fund may experience losses.

Counterparty Risk. The Fund is subject to counterparty risk by virtue of its investments in options contracts. Transactions in some types of derivatives, including options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Fund as it seeks to hold options contracts on a single security, and not a broader range of options contracts, which may limit the number of clearing members that are willing to transact on the Fund’s behalf. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Price Participation Risk. The Fund employs an investment strategy that includes the sale of call option contracts, which limits the degree to which the Fund will participate in increases in value experienced by KWEB over the Call Period. This means that if KWEB experiences an increase in value above the strike price of the sold call options during a Call Period, the Fund will likely not experience that increase to the same extent and may significantly underperform KWEB over the Call Period. Additionally, because the Fund is limited in the degree to which it will participate in increases in value experienced by KWEB over each Call Period, but has full exposure to any decreases in value experienced by KWEB over the Call Period, the NAV of the Fund may decrease over any given time period. The Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of KWEB. The degree of participation in KWEB gains the Fund will experience will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into the sold call option contracts and will vary from Call Period to Call Period. The value of the options contracts is affected by changes in the value and dividend rates of KWEB, changes in interest rates, changes in the actual or perceived volatility of KWEB and the remaining time to the options' expiration, as well as trading conditions in the options market. As the price of KWEB changes and time moves towards the expiration of each Call Period, the value of the options contracts, and therefore the Fund’s NAV, will change. However, it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns of KWEB. The amount of time remaining until the options contract’s expiration date affects the impact of the potential options contract income on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of KWEB will result in changes to the Fund’s NAV, the Fund generally anticipates that the rate of change in the Fund’s NAV will be different than that experienced by KWEB.

Distribution Risk. As part of the Fund’s investment objective, the Fund seeks to provide current monthly income. There is no assurance that the Fund will make a distribution in any given month. If the Fund does make distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. Additionally, monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

NAV Erosion Risk Due to Distributions. When the Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions by the Fund, if any, may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Call Writing Strategy Risk. The path dependency (i.e., the continued use) of the Fund’s call writing strategy will impact the extent that the Fund participates in the positive price returns of KWEB and, in turn, the Fund’s returns, both during the term of the sold call options and over longer time periods. If, for example, each month the Fund were to sell 7% out-of-the-money call options having a one-month term, the Fund’s participation in the positive price returns of KWEB will be capped at 7% in any given month. However, over a longer period (e.g., 5 months), the Fund should not be expected to participate fully in the first 35% (i.e., 5 months x 7%) of the positive price returns of KWEB, or the Fund may even lose money, even if the KWEB share price has appreciated by at least that much over such period, if during any month over that period KWEB had a return less than 7%. This example illustrates that both the Fund’s participation in the positive price returns of KWEB and its returns will depend not only on the price of KWEB but also on the path that KWEB takes over time.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the issuers of securities in which the Fund invests or the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-advisor, as applicable, can also subject the Fund to many of the same risks associated with direct cyber security breaches. Although the Fund has established risk management systems designed to reduce the risks associated with cyber security, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

ETF Risks.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that are authorized to purchase and redeem Shares directly from the Fund (known as “Authorized Participants” or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services; or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Cash Redemption Risk. The Fund’s investment strategy may require it to redeem Shares for cash or to otherwise include cash as part of its redemption proceeds. For example, the Fund may not be able to redeem in-kind certain securities held by the Fund (e.g., derivative instruments). In such a case, the Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, the Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. By paying out higher annual capital gain distributions, investors may be subjected to increased capital gains taxes. Additionally, there may be brokerage costs or taxable gains or losses that may be imposed on the Fund in connection with a cash redemption that may not have occurred if the Fund had made a redemption in-kind. These costs could decrease the value of the Fund to the extent they are not offset by a transaction fee payable by an AP.

Costs of Buying or Selling Shares. Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s investment portfolio, the portfolio managers will apply investment techniques and risk analyses that may not produce the desired result. There can be no guarantee that the Fund will meet its investment objective.

Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although Shares are listed on a national securities exchange, such as [______] (the “Exchange”), and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that are based on the value of an ETF, such as KWEB’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, the Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

High Portfolio Turnover Risk. The Fund may actively and frequently trade all or a significant portion of the Fund’s holdings. A high portfolio turnover rate increases transaction costs, which may increase the Fund’s expenses. Frequent trading may also cause adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Fund and its investments and could impact the Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to the Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions, if any, may decline.

Liquidity Risk. Some securities held by the Fund, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. This risk is greater for the Fund as it will hold options contracts on a single security, and not a broader range of options contracts. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If the Fund is forced to sell an illiquid security at an unfavorable time or price, the Fund may be adversely impacted. Certain market conditions or restrictions, such as market rules related to short sales, may prevent the Fund from limiting losses, realizing gains or achieving a high correlation with KWEB. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Fund.

Money Market Instrument Risk. The Fund may use a variety of money market instruments for cash management purposes, including money market funds, depositary accounts and repurchase agreements. Repurchase agreements are contracts in which a seller of securities agrees to buy the securities back at a specified time and price. Repurchase agreements may be subject to market and credit risk related to the collateral securing the repurchase agreement. Money market instruments, including money market funds, may lose money through fees or other means.

New Fund Risk. The Fund is a recently organized management investment company with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decisions.

Non-Diversification Risk. Because the Fund is “non-diversified,” it may invest a greater percentage of its assets in the securities of a single issuer or a smaller number of issuers than if it was a diversified fund. As a result, a decline in the value of an investment in a single issuer or a smaller number of issuers could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

Operational Risk. The Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect the Fund’s ability to meet its investment objective. Although the Fund, Adviser, and Sub-Adviser seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors including the impact of COVID-19 as a global pandemic, which has resulted in a public health crisis, disruptions to business operations and supply chains, stress on the global healthcare system, growth concerns in the U.S. and overseas, staffing shortages and the inability to meet consumer demand, and widespread concern and uncertainty. The global recovery from COVID-19 is proceeding at slower than expected rates due to the emergence of variant strains and may last for an extended period of time. Continuing uncertainties regarding interest rates, rising inflation, political events, rising government debt in the U.S. and trade tensions also contribute to market volatility. As a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility and may continue to do so. In addition, trade relations between the U.S. and China have recently been strained. Worsening trade relations between the two countries could adversely impact KWEB and therefore the Fund, particularly to the extent that the Chinese government restricts foreign investments in on-shore Chinese companies or the U.S. government restricts investments by U.S. investors in China. Worsening trade relations may also result in market volatility and volatility of KWEB.

Single Issuer Risk. Issuer-specific attributes may cause an investment in the Fund to be more volatile than a traditional pooled investment which diversifies risk or the market generally. The value of the Fund, which focuses on an individual security (KWEB), may be more volatile than a traditional pooled investment or the market as a whole and may perform differently from the value of a traditional pooled investment or the market as a whole.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If the Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. To comply with the asset diversification test applicable to a RIC, the Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter. If the Fund’s investments in options were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If the Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

U.S. Government and U.S. Agency Obligations Risk. The Fund may invest in securities issued by the U.S. government or its agencies or instrumentalities. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.

Performance

Performance information for the Fund is not included because the Fund has not completed a full calendar year of operations as of the date of this Prospectus. When such information is included, this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance history from year to year and showing how the Fund’s average annual total returns compare with those of KWEB and a broad measure of market performance. Although past performance of the Fund is no guarantee of how it will perform in the future, historical performance may give you some indication of the risks of investing in the Fund. Updated performance information will be available on the Fund’s website at [website].

Management

Investment Adviser: Toroso Investments, LLC serves as investment adviser to the Fund.

Investment Sub-Adviser. ZEGA Financial, LLC serves as the investment sub-adviser to the Fund.

Portfolio Managers:

The following individuals are jointly and primarily responsible for the day-to-day management of the Fund.

Mick Brokaw, Portfolio Manager for the Sub-Adviser, has been a portfolio manager of the Fund since its inception in 2022.

Jay Pestrichelli, Portfolio Manager for the Sub-Adviser, has been a portfolio manager of the Fund since its inception in 2022.

Qiao Duan, CFA, Portfolio Manager for Toroso, has been a portfolio manager of the Fund since its inception in 2022.

Charles A. Ragauss, CFA, Portfolio Manager for the Adviser, has been a portfolio manager of the Fund since its inception in 2022.

CFA® is a registered trademark owned by the CFA Institute.

Purchase and Sale of Shares

The Fund issues and redeems Shares at NAV only in large blocks known as “Creation Units,” which only Authorized Participants (APs) (typically, broker-dealers) may purchase or redeem. The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities (the “Deposit Securities”) and/or a designated amount of U.S. cash.

Shares are listed on a national securities exchange, such as the Exchange, and individual Shares may only be bought and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (the “bid” price) and the lowest price a seller is willing to accept for Shares (the “ask” price) when buying or selling Shares in the secondary market. This difference in bid and ask prices is often referred to as the “bid-ask spread.”

When available, information regarding the Fund’s NAV, market price, how often Shares traded on the Exchange at a premium or discount, and bid-ask spreads can be found on the Fund’s website at [website].

Tax Information

Fund distributions are generally taxable as ordinary income, qualified dividend income, or capital gains (or a combination), unless an investment is in an individual retirement account (“IRA”) or other tax-advantaged account. Distributions on investments made through tax-deferred arrangements may be taxed later upon withdrawal of assets from those accounts.

Financial Intermediary Compensation

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank) (an “Intermediary”), the Adviser or its affiliates may pay Intermediaries for certain activities related to the Fund, including participation in activities that are designed to make Intermediaries more knowledgeable about exchange-traded products, including the Fund, or for other activities, such as marketing, educational training, or other initiatives related to the sale or promotion of Shares. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Any such arrangements do not result in increased Fund expenses. Ask your salesperson or visit the Intermediary’s website for more information.

ADDITIONAL INFORMATION ABOUT THE FUNDS

The Funds’ Investment Objectives

Each Fund is designed to seek to participate in the price returns of ARKK, KWEB, GDX, XBI or TLT, as applicable (each an “Underlying ETF” and collectively, the “Underlying ETFs”), while providing current monthly income.

The YieldMax KWEB Option Income ETF seeks current income while maintaining the opportunity for exposure to the share price of the KraneShares CSI China Internet ETF (“KWEB”), subject to a limit on potential investment gains.

* * * * * * * * * * * * *

[Investment objectives for other Funds omitted from this Exhibit]

An investment objective is fundamental if it cannot be changed without the consent of the holders of a majority of the outstanding Shares. No Fund’s investment objective has been adopted as a fundamental investment policy and therefore each Fund’s investment objective may be changed without the consent of that Fund’s shareholders upon approval by the Board of Trustees (the “Board”) of Tidal ETF Trust II (the “Trust”) and written notice to shareholders.

Principal Investment Strategies

Under normal circumstances, each Fund will invest in U.S. government securities, money market funds, and financial instruments that provide exposure to that Fund’s applicable Underlying ETF equal to at least 80% of the Fund’s net assets (including borrowings for investment purposes).

Synthetic Exposure to Underlying ETF Price Returns

●	The Funds purchase call option contracts on the Underlying ETFs generally having six-month to one-year terms and strike prices equal to the then-current price of the Underlying ETFs at the time of the purchases to provide the Funds exposure to the upside price returns of the Underlying ETFs. As a buyer of call option contracts, each Fund pays a premium to the seller of the options contracts to obtain the right to participate in the price returns of the Underlying ETF beyond the strike price of the purchased call option contract at expiration (or earlier, if the Fund closes the option contract prior to expiration); and

●	The Funds simultaneously sells put option contracts on the Underlying ETF to help pay the premium of the purchased call option contracts on the Underlying ETFs described above. Each Fund sells put option contracts that also generally have six-month to one-year terms and strike prices equal to the then-current price of the Underlying ETF at the time of the sales to provide the Fund exposure to the downside price returns of the Underlying ETF. As a seller of a put option contract, each Fund receives a premium from the buyer of the option contract in exchange for the Fund’s obligation, if exercised, to purchase the Underlying ETF at the strike price if the buyer exercises the option contract.

●	The combination of the purchased call options and the sold put options provides each Fund with investment exposure equal to approximately 100% of the applicable Underlying ETF for the duration of the applicable options exposure.

Generating Monthly Income

●	Each Fund sells call option contracts that are based on the value of the Underlying ETF to generate income via option premiums. On a monthly basis or more frequently, a Fund will sell call option contracts on the Underlying ETF with expiration dates of approximately one month or less in the future at strike prices that are approximately equal to 5%-15% above the then-current share price of the Underlying ETF. By doing so, a Fund gives up the potential to fully participate in the Underlying ETF gains, if any, beyond the strike price of the sold call options in exchange for income received in the form of call option premium. If the price of the Underlying ETF is less than the call option’s strike price at the expiration of the contract, the option contract will expire worthless and the Fund’s return on the sold call position will be the premium originally received for selling the option contract. If the price of the Underlying ETF is greater than the strike price at the expiration of the option contract, the Fund will forgo all of the returns that exceed the strike price of the option contract, and there will be a cost to “close out” the now in-the-money call options. The short call options are “closed out” (repurchased) prior to their expiration so that the Fund will not get assigned the, now, in-the-money call options. At times the call options may be “rolled” instead of simply closed. This is to say, new call options are simultaneously sold to open a new short call position, while the previously sold calls are repurchased to close out the original short call position.

●	The Funds purchase multiple series of U.S. Treasury securities to collateralize the options contracts they sell. The U.S. Treasury securities also provide monthly income.

Each Fund’s sale of call option contracts to generate income limits the degree to which the Fund will participate in increases in the share price of the Underlying ETF. This means that if the Underlying ETF experiences an increase in the share price, the Fund will likely not experience that increase to the same extent (i.e., there is no participation beyond the level of the strike price of the sold call option contracts) and may result in the Fund significantly underperforming the Underlying ETF. The degree of participation in the Underlying ETF gains will depend on the strike price of the short call option contracts and prevailing market conditions, especially market volatility, at the time the Fund sells the call option contracts. The potential for upside returns on the Underlying ETF will also depend on whether a Fund fully “covers” its potential upside price return exposure to the Underlying ETF by virtue of its sold call option contracts. If a Fund fully covers the upside price return exposure to the Underlying ETF, the Fund’s potential upside to the Underlying ETF’s price returns will be completely capped at the sold call options’ strike price, meaning the Fund may forgo all price returns experienced by the Underlying ETF beyond the strike price. If a Fund partially covers its potential upside return exposure with the sold call option, the Fund will have muted returns beyond the strike price of the sold call option to the extent that the Underlying ETF’s share price appreciates beyond the strike price.

The sale of call option contracts will offset losses experienced by an Underlying ETF only to the extent of premiums received from such sold call option contracts. The Funds expect to participate in all the Underlying ETF price return losses over the duration of the options contracts (e.g., if the Underlying ETF decreases in value by 5%, the Fund should be expected to decrease in value by approximately 5%, before Fund fees and expenses) beyond the income received from the sold call option contract premiums.

There is no guarantee that each Fund’s investment strategy will be properly implemented, and an investor may lose some or all of its investment.

Each Fund’s NAV is dependent on the value of the Fund’s options contracts, which are based principally upon the share price of the Underlying ETF, the volatility of the Underlying ETF, which influences short call prices, and the time remaining until the expiration date of the short call option contracts. Each Fund’s synthetic long exposure strategy will effectively allow that portion of the Fund’s assets to move in synch with the daily changes in the Underlying ETF’s share price.

However, each Fund’s participation in the potential upside in Underlying ETF returns is limited by virtue of its sold option contract positions. The degree to which a shareholder may benefit from the upside exposure to the Underlying ETF obtained by a Fund will depend on the time at which the investor purchases Shares of the Fund and the price movements of the Underlying ETF. At any given time, there may be limited upside potential. If the price of the Underlying ETF is near or has exceeded the strike price of a Fund’s sold call option contracts when an investor purchases Shares, such investor may have little to no upside potential remaining until the current short calls are replaced by a new set of short call, as well as remain vulnerable to significant downside risk, including the loss of their entire investment.

Each Fund will invest significantly in short-term (6-month to 2-year) U.S. Treasury securities as collateral in connection with the Fund’s synthetic covered call strategy. U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury and are backed by the full faith and credit of the United States government. The Funds’ investments in U.S. Treasury securities contribute to the monthly income sought by the Funds.

Exchange Traded Options Portfolio

The Funds will purchase and sell a combination of call and put exchange traded options contracts. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

FLEX options are customized options contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over-the-counter” (“OTC”) options positions. Like traditional exchange-traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX options in which the Funds may invest are all European style options (options that are exercisable only on the expiration date). The FLEX options are listed on the Chicago Board Options Exchange.

The Funds will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the options held by the Funds are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Funds will use fair value pricing pursuant to the fair value procedures adopted by the Board.

KWEB

KWEB’s investment objective is to seek to provide investment results that before fees and expenses, correspond generally to the price and yield performance of a specific foreign equity securities index. KWEB’s current index is the CSI Overseas China Internet Index (the “KWEB Index”). Under normal circumstances, KWEB invests at least 80% of its total assets in equity securities of the KWEB Index and in depositary receipts representing such securities. The KWEB Index is designed to measure the equity market performance of investable publicly traded “China-based companies” whose primary business or businesses are in the Internet and Internet-related sectors (“China Internet Companies” which are those that: (i) are incorporated in mainland China; (ii) have their headquarters in mainland China; or (iii) derive at least 50% of its revenue from goods produced or sold, or services performed in mainland China), and are listed outside of mainland China. China Internet Companies include, but are not limited to, companies that develop and market Internet software and/or provide Internet services; manufacture home entertainment software and educational software for home use; provide retail or commercial services primarily through the Internet; and develop and market mobile Internet software and/or provide mobile Internet services.

KWEB may invest up to 20% of its assets in instruments that are not included in the KWEB Index, but that KWEB’s investment adviser believes will help KWEB track the KWEB Index.

The following China-related securities may be included in the KWEB Index and/or represent investments in KWEB:

●	China A-Shares, which are shares of companies incorporated in mainland China that are traded on the Chinese exchanges and denominated in domestic renminbi. China A-Shares are primarily purchased and sold in the domestic Chinese market. To the extent the Fund invests in China A-Shares, it expects to do so through the trading and clearing facilities of a participating exchange located outside of mainland China (“Stock Connect Programs”). A Renminbi Qualified Foreign Institutional Investor (“RQFII”) or Qualified Foreign Institutional Investor (“QFII”) license may also be acquired to invest directly in China A-Shares.

●	China B-Shares, which are shares of companies listed on the Shanghai or Shenzhen Stock Exchange but quoted and traded in foreign currencies (such as Hong Kong Dollars or U.S. Dollars), which were primarily created for trading by foreign investors.

●	China H-Shares, which are shares of companies incorporated in mainland China and listed on the Hong Kong Stock Exchange (“H-Shares”), where they are traded in Hong Kong dollars and may be traded by foreign investors.

●	China N-Shares, which are shares of companies with business operations in mainland China and listed on an American stock exchange, such as NYSE or NASDAQ (“N-Shares”).

●	P-Chips, which are shares of private sector companies with a majority of their business operations in mainland China and controlling private Chinese shareholders, which are incorporated outside of mainland China and traded on the Hong Kong Stock Exchange in Hong Kong dollars.

●	Red Chips, which are shares of companies with a majority of their business operations in mainland China and controlled by the central, provincial or municipal governments of the PRC, whose shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars.

●	S-Chips, which are shares of companies with business operations in mainland China and listed on the Singapore Exchange. S-Chip shares are issued by companies incorporated anywhere, but many are registered in Singapore, the British Virgin Islands, the Cayman Islands, or Bermuda.

* * * * * * * * * * * * *

[Underlying ETF Summaries for other Funds omitted in Exhibit]

Manager of Managers Structure

The Funds and the Adviser have received exemptive relief from the SEC permitting the Adviser (subject to certain conditions and the approval of the Board) to change or select new unaffiliated sub-advisers without obtaining shareholder approval. The relief also permits the Adviser to materially amend the terms of agreements with an unaffiliated sub-adviser (including an increase in the fee paid by the Adviser to the unaffiliated sub-adviser (and not paid by the Fund)) or to continue the employment of an unaffiliated sub-adviser after an event that would otherwise cause the automatic termination of services with Board approval, but without shareholder approval. Shareholders will be notified of any unaffiliated sub-adviser changes. The Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee a sub-adviser and recommend their hiring, termination and replacement.

Investments by Registered Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. However, registered investment companies are permitted to invest in other investment companies beyond the limits set forth in Section 12(d)(1) in recently adopted rules under the 1940 Act, subject to certain conditions. Each Fund may rely on Rule 12d1-4 of the 1940 Act, which provides an exemption from Section 12(d)(1) that allows the Fund to invest beyond the limits set forth in Section 12(d)(1) if the Fund satisfies certain conditions specified in Rule 12d1-4, including, among other conditions, that the Fund and its advisory group will not control (individually or in the aggregate) an acquired fund (e.g., hold more than 25% of the outstanding voting securities of an acquired fund that is a registered open-end management investment company).

Principal Risks of Investing in the Funds

There can be no assurance that the Funds will achieve their respective investment objective. The following information is in addition to, and should be read along with, the description of each Fund’s principal investment risks in the section titled “Fund Summary— Principal Investment Risks” above. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds. Each risk summarized below is considered a “principal risk” of investing in the Funds, regardless of the order in which it appears.

Call Writing Strategy Risk. The path dependency (i.e., the continued use) of each Fund’s call writing strategy will impact the extent that the Fund participates in the positive price returns of the Underlying ETF and, in turn, the Fund’s returns, both during the term of the sold call options and over longer time periods. If, for example, each month a Fund were to sell 7% out-of-the-money call options having a one-month term, the Fund’s participation in the positive price returns of the Underlying ETF will be capped at 7% in any given month. However, over a longer period (e.g., 5 months), the Fund should not be expected to participate fully in the first 35% (i.e., 5 months x 7%) of the positive price returns of the Underlying ETF, or the Fund may even lose money, even if the Underlying ETF share price has appreciated by at least that much over such period, if during any month over that period the Underlying ETF had a return less than 7%. This example illustrates that both a Fund’s participation in the positive price returns of an Underlying ETF and its returns will depend not only on the price the Underlying ETF but also on the path that such security takes over time.

KWEB Risk. The Fund invests in options contracts that are based on the value of an ETF, specifically KWEB. This subjects the Fund to certain of the same risks as of it did own shares of KWEB as well as the types of instruments in which KWEB invests, even though it does not. The value of KWEB will fluctuate over time based on fluctuations in the values of the securities held by KWEB, which may be affected by changes in general economic conditions, expectations for future growth and profits, interest rates and the supply and demand for those securities. Brokerage, tax and other expenses may negatively impact the performance of KWEB and, in turn, the value of the Fund’s shares. Certain option contracts on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Internal Revenue Code of 1986, as amended, and disposition of such options will likely result in short-term or long-term capital gains or losses depending on the holding period. Since KWEB is an ETF, it is also subject to the same structural risks as the Fund, which is an ETF. By virtue of the Fund’s investments in options contracts that are based on the value of KWEB, the Fund may also be subject to the following risks:

Asia-Pacific Risk. The Fund is exposed indirectly to risks related to companies located in the Asia-Pacific region selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in securities of issuers in Asia-Pacific countries involve risks that are specific to the Asia-Pacific region, including certain legal, regulatory, political and economic risks. Certain Asia-Pacific countries have experienced expropriation and/or nationalization of assets, political and social instability and armed conflict. Some economies in this region are dependent on a range of commodities and are strongly affected by international commodity prices. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Many Asia-Pacific economies have experienced rapid growth and industrialization, and there is no assurance that this growth rate will be maintained. Some Asia-Pacific economies are highly dependent on trade and economic conditions in other countries. Any slowdown in trade or adverse economic conditions that arise in this region may adversely affect KWEB and therefore the Fund.

Artificial Intelligence and Robotics Risk. The Fund is exposed indirectly to risks related to artificial intelligence and robotics companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Issuers engaged in artificial intelligence and robotics typically have high research and capital expenditures and, as a result, their profitability can vary widely, if they are profitable at all. The space in which they are engaged is highly competitive and issuers’ products and services may become obsolete very quickly. These companies are heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. The issuers are also subject to legal, regulatory and political changes that may have a large impact on their profitability. A failure in an issuer’s product or even questions about the safety of the product could be devastating to the issuer, especially if it is the marquee product of the issuer. It can be difficult to accurately capture what qualifies as a robotics or artificial intelligence company. Any adverse changes to the robotics or artificial intelligence sectors, or to any robotics or artificial intelligence companies held by KWEB, may adversely affect KWEB and therefore the Fund.

China Risk. The Fund is exposed indirectly to China-based companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The Chinese economy is generally considered an emerging market and can be significantly affected by economic and political conditions in China and surrounding Asian countries and may demonstrate significantly higher volatility from time to time in comparison to developed markets. China may be subject to considerable degrees of economic, political and social instability. Over the last few decades, the Chinese government has undertaken reform of economic and market practices and has expanded the sphere of private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Chinese companies are also subject to the risk that Chinese authorities can intervene in their operations and structure. In addition, the Chinese economy is export-driven and highly reliant on trading with key partners. A downturn in the economies of China’s primary trading partners could slow or eliminate the growth of the Chinese economy and adversely impact the Fund’s investments. The Chinese government strictly regulates the payment of foreign currency denominated obligations and sets monetary policy. The Chinese government may introduce new laws and regulations that could have an adverse effect on the Fund. Although China has begun the process of privatizing certain sectors of its economy, privatized entities may lose money and/or be re-nationalized. Any restriction on foreign investment in China, or any re-nationalization of a company in which KWEB invests may adversely affect KWEB and therefore the Fund.

In the Chinese securities markets, a small number of issuers may represent a large portion of the entire market. The Chinese securities markets are subject to more frequent trading halts, low trading volume and price volatility. Recent developments in relations between the United States and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China’s export industry and a commensurately negative impact on the Fund. Any decline in trade or other event which adversely affects the Chinese securities markets may adversely affect the companies held by KWEB, KWEB itself, and therefore the Fund.

In recent years, Chinese entities have incurred significant levels of debt and Chinese financial institutions currently hold relatively large amounts of non-performing debt. Thus, there exists a possibility that widespread defaults could occur, which could trigger a financial crisis, freeze Chinese debt and finance markets and make Chinese securities illiquid. Any such event may harm KWEB and therefore the Fund.

A-Shares Risk. The Fund is exposed indirectly to A-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with A-Shares. A-Shares are issued by companies incorporated in mainland China and are traded on Chinese exchanges. Investments in A-Shares are made available to domestic Chinese investors and certain foreign investors, including those who have been approved as a Qualified Foreign Institutional Investor (“QFII”) or a Renminbi Qualified Foreign Institutional Investor (“RQFII”) and through the Stock Connect Programs, which currently include the Shanghai-Hong Kong Stock Connect, Shenzhen-Hong Kong Stock Connect, Shanghai-London Stock Connect, and China-Japan Stock Connect. Investments by foreign investors in A-Shares are subject to various restrictions, regulations and limits. KWEB currently intends to gain exposure to A-Shares through the Stock Connect Programs. KWEB may also gain exposure to A-Shares by investing in investments that provide exposure to A-Shares, such as other investment companies, or KWEB’s investment adviser may acquire a QFII or RQFII license to invest in A-Shares for KWEB. Investments in A-Shares are heavily regulated and the recoupment and repatriation of assets invested in A-Shares is subject to restrictions by the Chinese government. A-Shares may be subject to frequent and widespread trading halts and may become illiquid. This could cause volatility in KWEB’s share price, and therefore the Fund’s share price, and subject KWEB, and therefore the Fund, to a greater risk of trading halts.

Stock Connect Program Risk. The Fund is exposed indirectly to securities participating in the Stock Connect Program selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such securities. The Stock Connect Programs are subject to daily and aggregate quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict KWEB’s ability to invest in A-Shares through the Programs and to enter into or exit trades on a timely basis. The Shanghai and Shenzhen markets may be open at a time when the participating exchanges located outside of mainland China are not active, with the result that prices of A-Shares may fluctuate at times when KWEB is unable to add to or exit its positions. Only certain China A-Shares are eligible to be accessed through the Stock Connect Programs. Such securities may lose their eligibility at any time, in which case they could be sold but could no longer be purchased through the Stock Connect Programs. Because the Stock Connect Programs are still evolving, the actual effect on the market for trading A-Shares with the introduction of large numbers of foreign investors is still relatively unknown. Further, regulations or restrictions, such as limitations on redemptions or suspension of trading, may adversely impact the program. There is no guarantee that the participating exchanges will continue to support the Stock Connect Programs in the future.

Investments in China A-Shares may not be covered by the securities investor protection programs of either exchange and, without the protection of such programs, will be subject to the risk of default by the broker. Because of the way in which China A-Shares are held in the Stock Connect Programs, KWEB may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security, and may suffer losses in the event the depository of the Chinese exchange becomes insolvent.

Custody Risks. The Fund is exposed indirectly to risks related to custody accounts selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such decisions. In accordance with Chinese regulations and the terms of a QFII or RQFII license, as applicable, and insofar as KWEB’s investment adviser acquires a QFII or RQFII license, A-Shares will be held in the joint names of KWEB and KWEB’s investment adviser. While KWEB’s investment adviser may not use such an account for any purpose other than for maintaining KWEB’s assets, KWEB’s assets may not be as well protected as they would be if it were possible for them to be registered and held solely in the name of KWEB. There is a risk that creditors of KWEB’s investment adviser may assert that the securities are owned by KWEB’s investment adviser and that regulatory actions taken against KWEB’s investment adviser may affect KWEB and therefore the Fund. The risk is particularly acute in the case of cash deposited with a People’s Republic of China (“PRC”) sub-custodian (“PRC Custodian”) because it may not be segregated, and it may be treated as a debt owing from the PRC Custodian to KWEB as a depositor. Thus, in the event of a PRC Custodian bankruptcy, liquidation, or similar event, KWEB, and therefore the Fund, may face difficulties and/or encounter delays in recovering its cash.

Capital Controls Risk. The Fund is exposed indirectly to China-based companies selected by KWEB’s investment adviser, which subjects the Fund to capital control risks associated with such companies. Economic conditions, such as volatile currency exchange rates and interest rates, political events and other conditions may, without prior warning, lead to intervention by government actors and the imposition of “capital controls.” Capital controls include the prohibition of, or restrictions on, the ability to transfer currency, securities or other assets. Levies may be placed on profits repatriated by foreign entities (such as KWEB). Although the RMB is not presently freely convertible, rather it is subject to the approval of the State Administration of Foreign Exchange (“SAFE”) and other relevant authorities, repatriations by RQFIIs or through the Stock Connect Programs are currently permitted daily and Chinese authorities have indicated their plans to move to a fully freely convertible RMB. There is no assurance, however, that repatriation restrictions will not be (re-)imposed in the future. Any repatriation restrictions which may be imposed may adversely impact KWEB and therefore the Fund.

Hong Kong Risk. The Fund may be exposed indirectly to Hong Kong-based companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The economy of Hong Kong has few natural resources and any fluctuation or shortage in the commodity markets could have a significant adverse effect on the Hong Kong economy. Hong Kong is also heavily dependent on international trade and finance. Additionally, the continuation and success of the current political, economic, legal and social policies of Hong Kong is dependent on and subject to the control of the Chinese government. China may change its policies regarding Hong Kong at any time. Any such change may adversely affect market conditions and the performance of Chinese and Hong Kong issuers and, thus, the value of securities in KWEB’s portfolio, which would affect the Fund.

B-Shares Risk. The Fund is exposed indirectly to B-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with B-Shares. The China B-Share market is generally smaller, less liquid and has a smaller issuer base than the China A-Share market. The issuers that compose the B-Share market include a broad range of companies, including companies with large, medium and small capitalizations. Further, the B-Shares market may behave very differently from other portions of the Chinese equity markets, and there may be little to no correlation between the performance of the two.

H-Shares Risk. The Fund is exposed indirectly to H-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with H-Shares. H-Shares are foreign securities which, in addition to the risks described herein, are subject to the risk that the Hong Kong stock market may behave very differently from the mainland Chinese stock market. There may be little to no correlation between the performance of the Hong Kong stock market and the mainland Chinese stock market.

N-Shares Risk. The Fund is exposed indirectly to N-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with N-Shares. N-Shares are securities of companies with business operations in mainland China and listed on an American stock exchange, such as the NYSE or NASDAQ. Because companies issuing N-Shares have business operations in China, they are subject to certain political and economic risks in China. The American stock market may behave very differently from the mainland Chinese stock market, and there may be little to no correlation between the performance of the two.

P-Chip Companies Risk. The Fund is exposed indirectly to P-Shares selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with P-Shares. P-Chip companies are often run by the private sector and have a majority of their business operations in mainland China. P-Chip shares are traded in Hong Kong dollars on the Hong Kong Stock Exchange, and may also be traded by foreigners. Because they are traded on the Hong Kong Stock Exchange, P-Chips are also subject to risks similar to those associated with investments in H Shares. They are also subject to risks affecting their jurisdiction of incorporation, including any legal or tax changes.

Red Chip Companies Risk. The Fund is exposed indirectly to Red Chip companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with Red Chip companies. Red Chip companies are controlled, either directly or indirectly, by the central, provincial or municipal governments of the PRC. Red Chip shares are traded in Hong Kong dollars on the Hong Kong Stock Exchange and may also be traded by foreigners. Because Red Chip companies are controlled by various PRC governmental authorities, investing in Red Chips involves risks that political changes, social instability, regulatory uncertainty, adverse diplomatic developments, asset expropriation or nationalization, or confiscatory taxation could adversely affect the performance of Red Chip companies. Red Chip companies may be less efficiently run and less profitable than other companies.

S-Chip Companies Risk. The Fund is exposed indirectly to S-Chips (defined below) selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with S-Chips. KWEB may invest in shares of companies with business operations in mainland China and listed on the Singapore Exchange (“S-Chips”). S-Chip shares are issued by companies incorporated anywhere, but many are registered in Singapore, the British Virgin Islands, the Cayman Islands, or Bermuda. They are subject to risks affecting their jurisdiction of incorporation, including any legal or tax changes. S-Chip companies may or may not be owned at least in part by a Chinese central, provincial or municipal government and be subject to the types of risks that come with such ownership described herein. There may be little or no correlation between the performance of the Singapore stock market and the mainland Chinese stock market.

Emerging Markets Risk. The Fund is exposed indirectly to companies located in emerging markets selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. KWEB’s investments in emerging markets are subject to greater risk of loss than investments in developed markets. This is due to, among other things, greater market volatility, greater risk of asset seizures and capital controls, lower trading volume, political and economic instability, greater risk of market shutdown, and more governmental limitations on foreign investments than typically found in developed markets. The economies of emerging markets, and China in particular, may be heavily reliant upon international trade and may suffer disproportionately if international trading declines or is disrupted.

Foreign Securities Risk. The Fund is exposed indirectly to foreign companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in securities of non-U.S. issuers may be less liquid than investments in U.S. issuers, may have less governmental regulation and oversight, and are typically subject to different investor protection standards than U.S. issuers. Investments in non-U.S. securities entail the risk of loss due to foreign currency fluctuations and political or economic instability. Foreign market trading hours, clearance and settlement procedures, and holiday schedules may limit KWEB’s ability to buy and sell securities. These factors could result in a loss to KWEB and therefore the Fund.

Japan Risk. The Fund is exposed indirectly to Japanese companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. The Japanese economy is heavily dependent upon international trade and may be subject to considerable degrees of economic, political and social instability, which could negatively affect the Fund. The Japanese yen has fluctuated widely during recent periods and may be affected by currency volatility elsewhere in Asia, especially Southeast Asia. In addition, the yen has had a history of unpredictable and volatile movements against the U.S. dollar. Japan has also experienced natural disasters, such as earthquakes and tidal waves, of varying degrees of severity, which could negatively affect the Fund. The Japanese economy has in the past been negatively affected at times by government intervention and protectionism, an unstable financial services sector, and a heavy reliance on international trade, a significant portion of which is conducted with nearby developing nations in East and Southeast Asia.

Taiwan Risk. The Fund is exposed indirectly to Taiwanese companies selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. Investments in Taiwanese issuers involve risks that are specific to Taiwan, including legal, regulatory, political and economic risks, Political and economic developments of Taiwan’s neighbors may have an adverse effect on Taiwan’s economy. Specifically, Taiwan’s geographic proximity and history of political contention with Chine have resulted in ongoing tensions, which may materially affect the Taiwanese economy and its securities market and may have an adverse impact on the values of KWEB’s investments in Taiwan, or make such investment’s impracticable or impossible.

Currency Risk. The Fund is exposed to currency risk indirectly due to KWEB’s investments. KWEB’s net asset value is determined on the basis of the U.S. dollar, therefore, KWEB may lose value if the local currency of a foreign market depreciates against the U.S. dollar, even if the local currency value of KWEB’s holdings goes up. Currency exchange rates can be very volatile and can change quickly and unpredictably, which may adversely affect KWEB, and therefore the Fund. KWEB may also be subject to delays in converting or transferring U.S. dollars to foreign currencies for the purpose of purchasing portfolio investments. This may hinder KWEB’s performance, including because any delay could result in KWEB missing an investment opportunity and purchasing securities at a higher price than originally intended, or incurring cash drag.

Concentration Risk. The Fund is exposed indirectly to companies concentrated in a particular industry of group of industries selected by KWEB’s investment adviser, which subjects the Fund to the risks associated with such companies. KWEB’s assets are expected to be concentrated in an industry or group of industries to the extent that the KWEB Index concentrates in a particular industry or group of industries. The securities of companies in an industry or group of industries could react similarly to market developments. Thus, KWEB, and therefore the Fund, is subject to loss due to adverse occurrences that affect one industry or group of industries or sector. While KWEB’s sector and industry exposure is expected to vary over time based on the composition of the KWEB Index, KWEB, and therefore the Fund, is currently subject to the principal risks described below.

Communication Services Sector Risk. The Fund is exposed to companies in the communication services sector indirectly which subjects the Fund to the risks associated with such companies. The communication services sector may be dominated by a small number of companies which may lead to additional volatility in the sector. Communication services companies are particularly vulnerable to the potential obsolescence of products and services due to technological advances and the innovation of competitors. Communication services companies may also be affected by other competitive pressures, such as pricing competition, as well as research and development costs, substantial capital requirements, and government regulation. Fluctuating domestic and international demand, shifting demographics, and often unpredictable changes in consumer demand can drastically affect a communication services company’s profitability. Compliance with governmental regulations, delays or failure to receive regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of telecommunication services companies. Certain companies in the communication services sector may be particular targets of network security breaches, hacking and potential theft of proprietary or consumer information, or disruptions in services, which would have a material adverse effect on their businesses.

Consumer Discretionary Risk. The Fund is exposed to companies in the information consumer discretionary sector indirectly which subjects the Fund to the risks associated with such companies. The success of consumer product manufacturers and retailers is tied closely to the performance of the overall domestic and international economy, interest rates, competition and consumer confidence. Success depends heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, consumer products in the marketplace.

Information Technology Sector Risk. The Fund is exposed to companies in the information technology sector indirectly which subjects the Fund to the risks associated with such companies. Market or economic factors impacting information technology companies and companies that rely heavily on technology advances could have a major effect on the value of stocks in the information technology sector. The value of stocks of technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from competitors with lower production costs. Information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel.

* * * * * * * * * * * * *

[Risk Factors for other Funds’ Underlying ETFs omitted in Exhibit]

Derivatives Risk. The Funds’ derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets; the loss of principal, including the potential loss of amounts greater than the initial amount invested in the derivative instrument; the possible default of the other party to the transaction; and illiquidity of the derivative investments. Use of derivatives could also result in a loss if the counterparty to the transaction does not perform as promised, including because of such counterparty’s bankruptcy or insolvency. This risk may be greater during volatile market conditions. Other risks include the inability to close out a position because the trading market becomes illiquid (particularly in the OTC markets) or the availability of counterparties becomes limited for a period of time. In addition, the presence of speculators in a particular market could lead to price distortions.

Certain of the Funds’ transactions in derivatives could also affect the amount, timing, and character of distributions to shareholders, which may result in a Fund realizing more short-term capital gain and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions, which may adversely impact such Fund’s after-tax returns.

In addition, each Fund’s investments in derivatives are subject to the following risks:

Options Contracts. The use of options contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. For each of the Funds, the value of the options contracts in which the Fund invests are substantially influenced by the value of the applicable Underlying ETF. The Funds may experience substantial downside from specific option positions and certain option positions held by a Fund may expire worthless. The options held by the Funds are exercisable at the strike price on their expiration date. As an option approaches its expiration date, its value typically increasingly moves with the value of the underlying instrument. However, prior to such date, the value of an option generally does not increase or decrease at the same rate at the underlying instrument. There may at times be an imperfect correlation between the movement in values options contracts and the reference asset, and there may at times not be a liquid secondary market for certain options contracts. The value of the options held by the Funds will be determined based on market quotations or other recognized pricing methods. Additionally, as each Fund intends to continuously maintain exposure to the applicable Underlying ETF through the use of options contracts, as the options contracts it holds are exercised or expire it will enter into new options contracts, a practice referred to as “rolling.” If the expiring options contracts do not generate proceeds enough to cover the cost of entering into new options contracts, a Fund may experience losses.

Counterparty Risk. Each Fund is subject to counterparty risk by virtue of its investments in options contracts. Transactions in some types of derivatives, including options, are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, a Fund’s counterparty is a clearing house rather than a bank or broker. Since the Funds are not members of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Funds will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, a Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by a Fund with any clearing member as margin for options may, in certain circumstances, be used to satisfy losses of other clients of a Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of a Fund might not be fully protected in the event of the clearing member’s bankruptcy, as a Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. Each Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. This risk is greater for the Funds as they seek to hold options contracts on a single security, and not a broader range of options contracts, which may limited the number of clearing members that are willing to transact on the Funds’ behalf. If a clearing member defaults a Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If a Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Price Participation Risk. Each Fund employs an investment strategy that includes the sale of call option contracts, which limits the degree to which such Fund will participate in increases in value experienced by the applicable Underlying ETF over the Call Period. This means that if the Underlying ETF experiences an increase in value above the strike price of the sold call options during a Call Period, the applicable Fund will likely not experience that increase to the same extent and may significantly underperform such Underlying ETF over the Call Period. Additionally, because each Fund is limited in the degree to which it will participate in increases in value experienced by the Underlying ETF over each Call Period but has full exposure to any decreases in value experienced by the Underlying ETF over the Call Period, the NAV of the Fund may decrease over any given time period. Each Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of the Underlying ETF. The degree of participation in Underlying ETF gains a Fund will experience will depend on prevailing market conditions, especially market volatility, at the time such Fund enters into the sold call option contracts and will vary from Call Period to Call Period. The value of the options contracts is affected by changes in the value and dividend rates of the Underlying ETF, changes in interest rates, changes in the actual or perceived volatility of the Underlying ETF and the remaining time to the options’ expiration, as well as trading conditions in the options market. As the price of the Underlying ETF changes and time moves towards the expiration of each Call Period, the value of the options contracts, and therefore a Fund’s NAV, will change. However, it is not expected for a Fund’s NAV to directly correlate on a day-to-day basis with the returns of the Underlying ETF. The amount of time remaining until the option contract’s expiration date affects the impact of the potential options contract income on a Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of the Underlying ETF will result in changes to a Fund’s NAV, the Funds generally anticipate that the rate of change in a Fund’s NAV will be different than that experienced by the Underlying ETF.

Distribution Risk. As part of the Funds’ investment objectives, the Funds seek to provide current monthly income. There is no assurance that the Funds will make a distribution in any given month. If a Fund makes distributions, the amounts of such distributions will likely vary greatly from one distribution to the next. Additionally, monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

NAV Erosion Risk Due to Distributions. If a Fund makes a distribution, the Fund’s NAV will typically drop by the amount of the distribution on the related ex-dividend date. The repeated payment of distributions, if any, by a Fund may significantly erode the Fund’s NAV and trading price over time. As a result, an investor may suffer significant losses to their investment.

Cyber Security Risk. The Funds are susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause a Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause a Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to a Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the issuers of securities in which a Fund invests or a Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, can also subject a Fund to many of the same risks associated with direct cyber security breaches. Although the Funds have established risk management systems designed to reduce the risks associated with cyber security, there is no guarantee that such efforts will succeed, especially because the Funds do not directly control the cyber security systems of issuers or third-party service providers.

ETF Risk.

Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Funds have a limited number of financial institutions that are authorized to purchase and redeem Shares directly from the Fund (known as “Authorized Participants” or “APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services; or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

Cash Redemption Risk. Each Fund’s investment strategy may require it to redeem Shares for cash or to otherwise include cash as part of its redemption proceeds. For example, a Fund may not be able to redeem in-kind certain securities held by the Fund (e.g., derivative instruments). In such a case, a Fund may be required to sell or unwind portfolio investments to obtain the cash needed to distribute redemption proceeds. This may cause a Fund to recognize a capital gain that it might not have recognized if it had made a redemption in-kind. As a result, a Fund may pay out higher annual capital gain distributions than if the in-kind redemption process was used. By paying out higher annual capital gain distributions, investors may be subjected to increased capital gains taxes. Additionally, there may be brokerage costs or taxable gains or losses that may be imposed on a Fund in connection with a cash redemption that may not have occurred if the Fund had made a redemption in-kind. These costs could decrease the value of a Fund to the extent they are not offset by a transaction fee payable by an AP.

Costs of Buying or Selling Shares. Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. In managing the Fund’s investment portfolio, the portfolio managers will apply investment techniques and risk analyses that may not produce the desired result. There can be no guarantee that the Fund will meet its investment objective.

Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.

Trading. Although Shares are listed on a national securities exchange, such as the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of a Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above a Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that are based on the value of an ETF, such as the Underlying ETF’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, a Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

High Portfolio Turnover Risk. The Funds may actively and frequently trade all or a significant portion of the securities in its portfolio. A high portfolio turnover rate increases transaction costs, which may increase a Fund’s expenses. Frequent trading may also cause adverse tax consequences for investors in the Funds due to an increase in short-term capital gains.

Infectious Illness Risk. An outbreak of an infectious respiratory illness, COVID-19, caused by a novel coronavirus has resulted in travel restrictions, disruption of healthcare systems, prolonged quarantines, cancellations, supply chain disruptions, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic impacts. Certain markets have experienced temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. These events will have an impact on the Funds and a Fund’s investments and could impact a Fund’s ability to purchase or sell securities or cause elevated tracking error and increased premiums or discounts to such Fund’s NAV. Other infectious illness outbreaks in the future may result in similar impacts.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the Fund’s assets and distributions, if any, may decline.

Liquidity Risk. Some securities held by the Funds, including options contracts, may be difficult to sell or be illiquid, particularly during times of market turmoil. This risk is greater to the Funds as they will hold options contracts on a single security, and not a broader range of options contracts. Markets for securities or financial instruments could be disrupted by a number of events, including, but not limited to, an economic crisis, natural disasters, epidemics/pandemics, new legislation or regulatory changes inside or outside the United States. Illiquid securities may be difficult to value, especially in changing or volatile markets. If a Fund is forced to sell an illiquid security at an unfavorable time or price, such Fund may be adversely impacted. Certain market conditions or restrictions, such as market rules related to short sales, may prevent a Fund from limiting losses, realizing gains or achieving a high correlation with the applicable Underlying ETF. There is no assurance that a security that is deemed liquid when purchased will continue to be liquid. Market illiquidity may cause losses for the Funds.

Money Market Instrument Risk. The Funds may use a variety of money market instruments for cash management purposes, including money market funds, depositary accounts and repurchase agreements. Repurchase agreements are contracts in which a seller of securities agrees to buy the securities back at a specified time and price. Repurchase agreements may be subject to market and credit risk related to the collateral securing the repurchase agreement. Money market instruments, including money market funds, may lose money through fees or other means.

New Fund Risk. Each Fund is recently organized with no operating history. As a result, prospective investors do not have a track record or history on which to base their investment decisions. There can be no assurance that the Funds will grow to or maintain an economically viable size.

Non-Diversification Risk. Because each Fund is “non-diversified,” a Fund may invest a greater percentage of its assets in the securities of a single issuer or a smaller number of issuers than if it was a diversified fund. As a result, a decline in the value of an investment in a single issuer or a smaller number of issuers could cause a Fund’s overall value to decline to a greater degree than if such Fund held a more diversified portfolio. This may increase the Fund’s volatility and have a greater impact on such Fund’s performance.

Operational Risk. Each Fund is subject to risks arising from various operational factors, including, but not limited to, human error, processing and communication errors, errors of the Funds’ service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. Each Fund relies on third-parties for a range of services, including custody. Any delay or failure relating to engaging or maintaining such service providers may affect a Fund’s ability to meet its investment objective. Although the Funds and the Funds’ investment advisor seek to reduce these operational risks through controls and procedures, there is no way to completely protect against such risks.

Recent Market Events Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors including the impact of COVID-19 as a global pandemic and related public health crisis, growth concerns in the U.S. and overseas, uncertainties regarding interest rates, rising inflation, trade tensions, and the threat of tariffs imposed by the U.S. and other countries. In particular, the global spread of COVID-19 has resulted in disruptions to business operations and supply chains, stress on the global healthcare system, growth concerns in the U.S. and overseas, staffing shortages and the inability to meet consumer demand, and widespread concern and uncertainty. The global recovery from COVID-19 is proceeding at slower than expected rates due to the emergence of variant strains and may last for an extended period of time. Health crises and related political, social and economic disruptions caused by the spread of COVID-19 may also exacerbate other pre-existing political, social and economic risks in certain countries. As a result of continuing political tensions and armed conflicts, including the war between Ukraine and Russia, the U.S. and the European Union imposed sanctions on certain Russian individuals and companies, including certain financial institutions, and have limited certain exports and imports to and from Russia. The war has contributed to recent market volatility and may continue to do so. These developments, as well as other events, could result in further market volatility and negatively affect financial asset prices, the liquidity of certain securities and the normal operations of securities exchanges and other markets, despite government efforts to address market disruptions. As a result, the risk environment remains elevated. The Adviser will monitor developments and seek to manage the Funds in a manner consistent with achieving each Fund’s investment objective, but there can be no assurance that they will be successful in doing so.

Significant market volatility and market downturns may limit the Funds’ ability to sell securities and obtain long exposure to securities, and a Funds’ sales and long exposures may exacerbate the market volatility and downturn. Under such circumstances, a Fund may have difficulty achieving its investment objective for one or more trading days, which may adversely impact a Fund’s returns on those days and periods inclusive of those days. Alternatively, a Fund may incur higher costs in order to achieve its investment objective and may be forced to purchase and sell securities (including other ETFs’ shares) at market prices that do not represent their fair value (including in the case of an ETF, its NAV) or at times that result in differences between the price such Fund receives for the security and the market closing price of the security. Under those circumstances, a Fund’s ability to track the applicable Underlying ETF is likely to be adversely affected, the market price of Shares may reflect a greater premium or discount to NAV and bid-ask spreads in Shares may widen, resulting in increased transaction costs for secondary market purchasers and sellers.

Single Issuer Risk. Issuer-specific attributes may cause an in a Fund to be more volatile than a traditional pooled investment which diversifies risk or the market generally. The value of a Fund, which focuses on an Underlying ETF, may be more volatile than a traditional pooled investment or the market as a whole and may perform differently from the value of a traditional pooled investment or the market as a whole.

Tax Risk. The Funds intend to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, each Fund will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to Shareholders, provided that it satisfies certain requirements of the Code. If a Fund does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Fund’s taxable income will be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. To comply with the asset diversification test applicable to a RIC, each Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter. If a Fund’s investments in options were to exceed 25% of the Fund’s total assets at the end of a tax quarter, the Fund, generally, has a grace period to cure such lack of compliance. If a Fund fails to timely cure, it may no longer be eligible to be treated as a RIC.

U.S. Government and U.S. Agency Obligations Risk. The Funds may invest in securities issued by the U.S. government or its agencies or instrumentalities. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.

PORTFOLIO HOLDINGS

Information about each Fund’s daily portfolio holdings will be available on the Funds’ website at [website].

A complete description of each Fund’s policies and procedures with respect to the disclosure of a Fund’s portfolio holdings is available in the Fund’s SAI.

MANAGEMENT

Investment Adviser

Toroso Investments, LLC (“Toroso” or the “Adviser”), located at 898 N. Broadway, Suite 2, Massapequa, New York 11758, is an SEC registered investment adviser and a Delaware limited liability company. Toroso was founded in March 2012 and is dedicated to understanding, researching and managing assets within the expanding ETF universe. As of [ ], 2022, Toroso had assets under management of approximately $[ ] billion and served as the investment adviser or sub-adviser for [__] registered funds.

Toroso serves as investment adviser to the Funds and has overall responsibility for the general management and administration of the Funds pursuant to an investment advisory agreement with the Trust, on behalf of each Fund (the “Advisory Agreement”). The Adviser also arranges for sub-advisory, transfer agency, custody, fund administration, and all other related services necessary for the Fund to operate. For the services provided to the Funds, each Fund pays the Adviser a unified management fee of [ ]%, which is calculated daily and paid monthly, at an annual rate based on such Fund’s average daily net assets.

Under the Advisory Agreement, in exchange for a single unitary management fee from the Fund, the Adviser has agreed to pay all expenses incurred by such Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by a Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unitary management fee payable to the Adviser (collectively, the “Excluded Expenses”).

A discussion regarding the basis for the Board’s approval of each Fund’s Investment Advisory Agreement will be available in the [month/year] [annual/semi-annual] report to shareholders.

Investment Sub-Adviser

ZEGA Financial, LLC, a [state] limited liability company, located at [address], serves as investment sub-adviser to the Funds pursuant to a sub-advisory agreement between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). ZEGA is responsible for the day-to-day management of the Funds’ portfolios, including determining the securities purchased and sold by each Fund and trading portfolio securities for each Fund, subject to the supervision of the Adviser and the Board. [sentence regarding ZEGA business operations]. For its services, ZEGA is paid a fee by the Adviser, which fee is calculated daily and paid monthly, at an annual rate of each Fund’s average daily net assets as follows: [ ].

A discussion regarding the basis for the Board’s approval of each Fund’s Sub-Advisory Agreement is available in the [month/year] [annual/semi-annual] to shareholders.

Portfolio Managers

The following individuals (each, a “Portfolio Manager”) have served as portfolio managers of each Fund since inception in 2022. Mr. Brokaw and Mr. Pestrichelli are jointly and primarily responsible for the day-to-day management of each Fund, and Ms. Duan and Mr. Ragauss oversee trading and execution for the Fund.

Mick Brokaw, Portfolio Manager for the Sub-Adviser

Mr. Brokaw joined the Sub-Adviser in 2015 and serves as the Chief Compliance Officer and Managing Director for the Sub-Adviser. Mr. Brokaw has over 25 years of experience in the financial markets, with the majority of his experience related to trading and trading platforms. Mr. Brokaw has a Bachelor of Finance from the University of Nebraska, Lincoln.

Jay Pestrichelli, Portfolio Manager for the Sub-Adviser

Mr. Pestrichelli co-founded the Sub-Adviser in 2011 and is Chief Executive Officer. Mr. Pestrichelli has over 20 years of experience in the financial markets. Mr. Pestrichelli has led the development and execution of the firm’s investment strategies since its inception in 2011. He is also the author of the best-selling book “Buy & Hedge: The Five Iron Rules for Investing Over the Long Term.” Prior to founding the Sub-Adviser in 2011, Mr. Pestrichelli spent 12 years managing and growing the online trading business for TD Ameritrade from 1999 to 2010. Mr. Pestrichelli has a Bachelor degree in Behavioral Science from Concordia College.

Qiao Duan, CFA, Portfolio Manager for the Adviser

Qiao Duan serves as Portfolio Manager at the Adviser, having joined the firm in October 2020. From February 2017 to October 2020, she was an execution Portfolio Manager at Exponential ETFs, where she managed research and analysis relating to all Exponential ETF strategies. Ms. Duan previously served as a portfolio manager for the Exponential ETFs from their inception in May 2019 until October 2020. Ms. Duan received a Master of Science in Quantitative Finance and Risk Management from the University of Michigan in 2016 and a Bachelor of Science in Mathematics and Applied Mathematics from Xiamen University in 2014. She holds the CFA designation.

Charles A. Ragauss, CFA, Portfolio Manager for the Adviser

Mr. Ragauss serves as Portfolio Manager of the Adviser, having joined the Adviser in September 2020. Mr. Ragauss previously served as Chief Operating Officer and in other roles at CSat Investment Advisory, L.P. from April 2016 to September 2020. Previously, Mr. Ragauss was Assistant Vice President at Huntington National Bank (“Huntington”), where he was Product Manager for the Huntington Funds and Huntington Strategy Shares ETFs, a combined fund complex of almost $4 billion in assets under management. At Huntington, he led ETF development bringing to market some of the first actively managed ETFs. Mr. Ragauss joined Huntington in 2010. Mr. Ragauss attended Grand Valley State University where he received his Bachelor of Business Administration in Finance and International Business, as well as a minor in French. He is a member of both the National and West Michigan CFA societies and holds the CFA designation.

CFA® is a registered trademark owned by the CFA Institute.

The Funds’ SAI provides additional information about each portfolio manager’s compensation structure, other accounts that each portfolio manager manages, and each portfolio manager’s ownership of Shares.

HOW TO BUY AND SELL SHARES

Each Fund issues and redeems Shares only in Creation Units at the NAV per share next determined after receipt of an order from an AP. Only APs may acquire Shares directly from a Fund, and only APs may tender their Shares for redemption directly to the Funds, at NAV. APs must be a member or participant of a clearing agency registered with the SEC and must execute a Participant Agreement that has been agreed to by the Distributor (defined below), and that has been accepted by a Fund’s transfer agent, with respect to purchases and redemptions of Creation Units. Once created, Shares trade in the secondary market in quantities less than a Creation Unit.

In order to purchase Creation Units of a Fund, an AP must generally deposit a designated portfolio of equity securities (the “Deposit Securities”) and/or a designated amount of U.S. cash. Purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Funds to incur certain costs. These costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. These costs could be imposed on a Fund, and thus decrease the Fund’s NAV, to the extent that the costs are not offset by a transaction fee payable by an AP.

Most investors buy and sell Shares in secondary market transactions through brokers. Individual Shares are listed for trading on the secondary market on the Exchange and can be bought and sold throughout the trading day like other publicly traded securities.

When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offer price in the secondary market on each leg of a round trip (purchase and sale) transaction. In addition, because secondary market transactions occur at market prices, you may pay more than NAV when you buy Shares, and receive less than NAV when you sell those Shares.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other securities that you hold in book-entry or “street name” through your brokerage account.

Frequent Purchases and Redemptions of Shares

None of the Funds imposes any restrictions on the frequency of purchases and redemptions of Shares. In determining not to approve a written, established policy, the Board evaluated the risks of market timing activities by a Fund’s shareholders. Purchases and redemptions by APs, who are the only parties that may purchase or redeem Shares directly with a Fund, are an essential part of the ETF process and help keep Share trading prices in line with the NAV. As such, the Funds accommodate frequent purchases and redemptions by APs. However, the Board has also determined that frequent purchases and redemptions for cash may increase tracking error and portfolio transaction costs and may lead to the realization of capital gains. To minimize these potential consequences of frequent purchases and redemptions, each Fund employs fair value pricing and may impose transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs incurred by such Fund in effecting trades. In addition, the Funds and the Adviser reserve the right to reject any purchase order at any time.

Determination of Net Asset Value

Each Fund’s NAV is calculated as of the scheduled close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, each day the NYSE is open for regular business. The NAV for the Funds is calculated by dividing such Fund’s net assets by its Shares outstanding.

In calculating its NAV, each Fund generally value its assets on the basis of market quotations, last sale prices, or estimates of value furnished by a pricing service or brokers who make markets in such instruments. If such information is not available for a security held by a Fund or is determined to be unreliable, the security will be valued at fair value estimates under guidelines established by the Board (as described below).

Fair Value Pricing

The Board has designated the Adviser as the “valuation designee” for the Fund under Rule 2a-5 of the 1940 Act, subject to its oversight. The Adviser has adopted procedures and methodologies to fair value Fund investments whose market prices are not “readily available” or are deemed to be unreliable. For example, such circumstances may arise when: (i) an investment has been delisted or has had its trading halted or suspended; (ii) an investment’s primary pricing source is unable or unwilling to provide a price; (iii) an investment’s primary trading market is closed during regular market hours; or (iv) an investment’s value is materially affected by events occurring after the close of the investment’s primary trading market. Generally, when fair valuing an investment, the Adviser will take into account all reasonably available information that may be relevant to a particular valuation including, but not limited to, fundamental analytical data regarding the issuer, information relating to the issuer’s business, recent trades or offers of the investment, general and/or specific market conditions, and the specific facts giving rise to the need to fair value the investment. Fair value determinations are made in good faith and in accordance with the fair value methodologies included in the Adviser-adopted valuation procedures. Due to the subjective and variable nature of fair value pricing, there can be no assurance that the Adviser will be able to obtain the fair value assigned to the investment upon the sale of such investment.

Delivery of Shareholder Documents – Householding

Householding is an option available to certain investors of the Funds. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Householding for the Funds is available through certain broker-dealers. If you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, please contact your broker-dealer. If you are currently enrolled in householding and wish to change your householding status, please contact your broker-dealer.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

Dividends and Distributions

The Funds intend to pay out dividends and interest income, if any, monthly, and distribute any net realized capital gains to its shareholders at least annually.

The Funds will declare and pay income and capital gain distributions, if any, in cash. Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available. Your broker is responsible for distributing the income and capital gain distributions to you.

Taxes

The following discussion is a summary of some important U.S. federal income tax considerations generally applicable to investments in the Funds. Your investment in a Fund may have other tax implications. Please consult your tax advisor about the tax consequences of an investment in Shares, including the possible application of foreign, state, and local tax laws.

Each Fund intends to qualify each year for treatment as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended. If it meets certain minimum distribution requirements, a RIC is not subject to tax at the fund level on income and gains from investments that are timely distributed to shareholders. However, a Fund’s failure to qualify as a RIC or to meet minimum distribution requirements would result (if certain relief provisions were not available) in fund-level taxation and, consequently, a reduction in income available for distribution to shareholders.

Unless your investment in Shares is made through a tax-exempt entity or tax-advantaged account, such as an IRA plan, you need to be aware of the possible tax consequences when a Fund makes distributions, when you sell your Shares listed on the Exchange, and when you purchase or redeem Creation Units (institutional investors only).

The following general discussion of certain U.S. federal income tax consequences is based on provisions of the Code and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Taxes on Distributions. Each Fund intends to pay out dividends and interest income, if any, monthly, and distribute any net realized capital gains to its shareholders at least annually. For federal income tax purposes, distributions of net investment income are generally taxable as ordinary income or qualified dividend income. Taxes on distributions of net capital gains (if any) are determined by how long the Fund owned the investments that generated them, rather than how long a shareholder has owned their Shares. Sales of assets held by a Fund for more than one year generally result in long-term capital gains and losses, and sales of assets held by such Fund for one year or less generally result in short-term capital gains and losses. Distributions of a Fund’s net capital gain (the excess of net long-term capital gains over net short-term capital losses) that are reported by such Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains. Distributions of short-term capital gain will generally be taxable as ordinary income. Dividends and distributions are generally taxable to you whether you receive them in cash or reinvest them in additional Shares.

Distributions reported by a Fund as “qualified dividend income” are generally taxed to non-corporate shareholders at rates applicable to long-term capital gains, provided certain holding period and other requirements are met. “Qualified dividend income” generally is income derived from dividends paid by U.S. corporations or certain foreign corporations that are either incorporated in a U.S. possession or eligible for tax benefits under certain U.S. income tax treaties. In addition, dividends that a Fund receives in respect of stock of certain foreign corporations may be qualified dividend income if that stock is readily tradable on an established U.S. securities market. Corporate shareholders may be entitled to a dividends-received deduction for the portion of dividends they receive from a Fund that are attributable to dividends received by such Fund from U.S. corporations, subject to certain limitations.

Shortly after the close of each calendar year, you will be informed of the character of any distributions received from a Fund.

In addition to the federal income tax, certain individuals, trusts, and estates may be subject to a Net Investment Income (“NII”) tax of 3.8%. The NII tax is imposed on the lesser of: (i) a taxpayer’s investment income, net of deductions properly allocable to such income; or (ii) the amount by which such taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately). Each Fund’s distributions are includable in a shareholder’s investment income for purposes of this NII tax. In addition, any capital gain realized by a shareholder upon a sale or redemption of shares of a Fund is includable in such shareholder’s investment income for purposes of this NII tax.

In general, your distributions are subject to federal income tax for the year in which they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year. Distributions are generally taxable even if they are paid from income or gains earned by a Fund before your investment (and thus were included in the Shares’ NAV when you purchased your Shares).

You may wish to avoid investing in a Fund shortly before a dividend or other distribution, because such a distribution will generally be taxable even though it may economically represent a return of a portion of your investment.

If you are neither a resident nor a citizen of the United States or if you are a foreign entity, distributions (other than Capital Gain Dividends) paid to you by a Fund will generally be subject to a U.S. withholding tax at the rate of 30%, unless a lower treaty rate applies. The Funds may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met.

Under the Foreign Account Tax Compliance Act (“FATCA”), the Funds may be required to withhold a generally nonrefundable 30% tax on (i) distributions of investment company taxable income and (ii) distributions of net capital gain and the gross proceeds of a sale or redemption of Shares of a Fund paid to (A) certain “foreign financial institutions” unless such foreign financial institution agrees to verify, monitor, and report to the Internal Revenue Service (“IRS”) the identity of certain of its account-holders, among other items (or unless such entity is otherwise deemed compliant under the terms of an intergovernmental agreement between the United States and the foreign financial institution’s country of residence), and (B) certain “non-financial foreign entities” unless such entity certifies to the Fund that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner, among other items. This FATCA withholding tax could also affect a Fund’s return on its investments in foreign securities or affect a shareholder’s return if the shareholder holds its Fund shares through a foreign intermediary. You are urged to consult your tax adviser regarding the application of this FATCA withholding tax to your investment in a Fund and the potential certification, compliance, due diligence, reporting, and withholding obligations to which you may become subject in order to avoid this withholding tax.

Each Fund (or a financial intermediary, such as a broker, through which a shareholder owns Shares) generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and sale or redemption proceeds paid to any shareholder who fails to properly furnish a correct taxpayer identification number, who has underreported dividend or interest income, or who fails to certify that they are not subject to such withholding.

Taxes When Shares are Sold on the Exchange

Any capital gain or loss realized upon a sale of Shares generally is treated as a long-term capital gain or loss if Shares have been held for more than one year and as a short-term capital gain or loss if Shares have been held for one year or less. However, any capital loss on a sale of Shares held for six months or less is treated as long-term capital loss to the extent of Capital Gain Dividends paid with respect to such Shares. Any loss realized on a sale will be disallowed to the extent Shares of a Fund are acquired, including through reinvestment of dividends, within a 61-day period beginning 30 days before and ending 30 days after the sale of substantially identical Shares.

Taxes on Purchases and Redemptions of Creation Units

An AP having the U.S. dollar as its functional currency for U.S. federal income tax purposes who exchanges securities for Creation Units generally recognizes a gain or a loss. The gain or loss will be equal to the difference between the value of the Creation Units at the time of the exchange and the exchanging AP’s aggregate basis in the securities delivered plus the amount of any cash paid for the Creation Units. An AP who exchanges Creation Units for securities will generally recognize a gain or loss equal to the difference between the exchanging AP’s basis in the Creation Units and the aggregate U.S. dollar market value of the securities received, plus any cash received for such Creation Units. The IRS may assert, however, that a loss that is realized upon an exchange of securities for Creation Units may not be currently deducted under the rules governing “wash sales” (for an AP who does not mark-to-market their holdings) or on the basis that there has been no significant change in economic position. Persons exchanging securities should consult their own tax advisor with respect to whether wash sale rules apply and when a loss might be deductible.

Any capital gain or loss realized upon redemption of Creation Units is generally treated as long-term capital gain or loss if Shares comprising the Creation Units have been held for more than one year and as a short-term capital gain or loss if such Shares have been held for one year or less.

The Funds may include a payment of cash in addition to, or in place of, the delivery of a basket of securities upon the redemption of Creation Units. The Funds may sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Funds to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, the Funds may be less tax efficient if it includes such a cash payment in the proceeds paid upon the redemption of Creation Units.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Funds. It is not a substitute for personal tax advice. You also may be subject to foreign, state and local tax on Fund distributions and sales of Shares. Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. For more information, please see the section entitled “Federal Income Taxes” in the SAI.

DISTRIBUTION

[Foreside Fund Services, LLC] (the “Distributor”), the Funds’ distributor, is a broker-dealer registered with the SEC. The Distributor distributes Creation Units for the Fund on an agency basis and does not maintain a secondary market in Shares. The Distributor has no role in determining the policies of the Funds or the securities that are purchased or sold by the Funds. The Distributor’s principal address is [Three Canal Plaza, Suite 100, Portland, Maine 04101].

The Board has adopted a Distribution (Rule 12b-1) Plan (the “Plan”) pursuant to Rule 12b-1 under the 1940 Act. In accordance with the Plan, the Funds are authorized to pay an amount up to 0.25% of its average daily net assets each year to pay distribution fees for the sale and distribution of its Shares.

No Rule 12b-1 fees are currently paid by the Funds, and there are no plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, because the fees are paid out of assets of the respective Fund on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

PREMIUM/DISCOUNT INFORMATION

When available, information regarding how often Shares of the Funds traded on the Exchange at a price above (i.e., at a premium) or below (i.e., at a discount) the NAV of such Fund can be found on the Funds’ website at [website]

ADDITIONAL NOTICES

Shares are not sponsored, endorsed, or promoted by the Exchange. The Exchange is not responsible for, nor has it participated in the determination of, the timing, prices, or quantities of Shares to be issued, nor in the determination or calculation of the equation by which Shares are redeemable. The Exchange has no obligation or liability to owners of Shares in connection with the administration, marketing, or trading of Shares.

Without limiting any of the foregoing, in no event shall the Exchange have any liability for any lost profits or indirect, punitive, special, or consequential damages even if notified of the possibility thereof.

The Adviser, the Sub-Adviser, and the Funds make no representation or warranty, express or implied, to the owners of Shares or any member of the public regarding the advisability of investing in securities generally or in any Fund particularly.

The Amended and Restated Declaration of Trust (“Declaration of Trust”) provides a detailed process for the bringing of derivative or direct actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on a Fund’s Trustees. The Declaration of Trust details various information, certifications, undertakings and acknowledgments that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund. The Declaration of Trust further provides that shareholders owning Shares representing no less than a majority of a Fund’s outstanding shares must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the Fund’s costs, including attorneys’ fees, if a court determines that the action was brought without reasonable cause or for an improper purpose. The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any Fund, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a Fund, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the Fund, generally. Under the Declaration of Trust, a shareholder bringing a direct claim must be a shareholder of the Fund with respect to which the direct action is brought at the time of the injury complained of or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time. The Declaration of Trust further provides that a Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay shall be calculated using reasonable hourly rates. These provisions do not apply to claims brought under the federal securities laws.

The Declaration of Trust also requires that actions by shareholders against a Fund be brought exclusively in a federal or state court located within the State of Delaware. This provision will not apply to claims brought under the federal securities laws. Limiting shareholders’ ability to bring actions only in courts located in Delaware may cause shareholders economic hardship to litigate the action in those courts, including paying for traveling expenses of witnesses and counsel, requiring retaining local counsel, and may limit shareholders’ ability to bring a claim in a judicial forum that shareholders find favorable for disputes, which may discourage such actions.

FINANCIAL HIGHLIGHTS

This section would ordinarily include Financial Highlights. The Financial Highlights table is intended to help you understand the performance of each Fund for that Fund’s periods of operations. Because the Funds have not yet commenced operations as of the date of this Prospectus, no Financial Highlights are shown.

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YieldMax ARKK Option Income ETF

YieldMax KWEB Option Income ETF

YieldMax GDX Option Income ETF

YieldMax XBI Option Income ETF

YieldMax TLT Option Income ETF

Adviser	Toroso Investments, LLC 898 N. Broadway, Suite 2 Massapequa, New York 11758	Sub-Adviser	ZEGA Financial, LLC [address]
Distributor	[Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, Maine 04101]	Administrator	Tidal ETF Services LLC 898 N. Broadway, Suite 2 Massapequa, New York 11758
Legal Counsel	Sullivan & Worcester LLP 1633 Broadway New York, NY 10019	Sub-Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202
Independent Registered Public Accounting Firm	[ ]	Custodian	U.S. Bank National Association 1555 N. Rivercenter Dr. Milwaukee, Wisconsin 53212

Investors may find more information about the Funds in the following documents:

Statement of Additional Information: The Funds’ SAI provides additional details about the investments of each Fund and certain other additional information. A current SAI dated [          ], as supplemented from time to time, is on file with the SEC and is herein incorporated by reference into this Prospectus. It is legally considered a part of this Prospectus.

Annual/Semi-Annual Reports: Additional information about the Funds’ investments will be available in the Funds’ annual and semi-annual reports to shareholders. In the annual report you will find a discussion of the market conditions and investment strategies that significantly affected each Fund’s performance after the first fiscal year each Fund is in operation.

You can obtain free copies of these documents, when available, request other information or make general inquiries about the Fund by contacting the Fund at [         ], c/o U.S. Bank Global Fund Services, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 or calling (866) 322-3101.

Shareholder reports and other information about the Fund are also available:

●	Free of charge from the SEC’s EDGAR database on the SEC’s website at http://www.sec.gov; or

●	Free of charge from the Fund’s Internet website at website; or

●	For a fee, by e-mail request to publicinfo@sec.gov.

(SEC Investment Company Act File No. 811-23793)